Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

CARDCONNECT CORP.

at

$15.00 Per Share, Net in Cash

by

MINGLEWOOD MERGER SUB INC.,

a wholly-owned subsidiary of

FIRST DATA CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON WEDNESDAY, JULY 5, 2017, UNLESS THE OFFER IS EXTENDED

OR EARLIER TERMINATED.

Minglewood Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of First Data Corporation, a Delaware corporation (“First Data”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CardConnect Corp., a Delaware corporation (“CardConnect”), at a purchase price of $15.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 26, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among CardConnect, First Data and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into CardConnect pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with CardConnect continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of First Data (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Purchaser, First Data, CardConnect (or held in CardConnect’s treasury), (ii) Shares owned by any direct or indirect wholly-owned subsidiary of First Data (other than Purchaser) or CardConnect, or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding (the “Merger Consideration”).

Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Condition (as defined below in the “Summary Term Sheet”), (ii) the Series A Notice Condition (as defined below in the “Summary Term Sheet”), and (iii) the Antitrust Condition (as defined below in Section 15 – “Conditions of the Offer”). The Offer also is subject to other conditions as set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.” There is no financing condition to the Offer.

The Board of Directors of CardConnect (the “CardConnect Board”): (i) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CardConnect and its stockholders; (ii) has declared it advisable to enter into the Merger Agreement; (iii) has unanimously approved the execution, delivery and performance by

CardConnect of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) has agreed that the Merger shall be effected under Section 251(h) of the DGCL; and (v) is recommending that the stockholders of CardConnect tender their Shares to Purchaser pursuant to the Offer; in each case, on the terms and subject to the conditions of the Merger Agreement.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page iii of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms Call: (203) 658-9400

Shareholders Call Toll Free: (800) 662-5200

E-mail: tenderinfo@morrowsodali.com

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to the Purchaser before the expiration of the Offer.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below in the “Summary Term Sheet”) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning CardConnect contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to First Data and Purchaser by CardConnect or has been taken from, or is based upon, publicly available documents or records of CardConnect on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. First Data and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.001 per share, of CardConnect.

Price Offered Per Share	$15.00, net to the seller in cash, without interest thereon and subject to any required withholding taxes.

Scheduled Expiration of Offer	One minute after 11:59 P.M., Eastern Time, on Wednesday, July 5, 2017, unless the Offer is otherwise extended or earlier terminated.

Purchaser	Minglewood Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of First Data.

CardConnect Board Recommendation:	The CardConnect Board unanimously recommends that the holders of Shares tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

Minglewood Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of First Data, which was formed solely for the purpose of facilitating an acquisition of CardConnect by First Data, is offering to buy all Shares at a price per share of $15.00, net to the seller in cash, without interest thereon and subject to any required tax withholding. First Data is a global leader in commerce-enabling technology and solutions, serving approximately six million business locations and 4,000 financial institutions in more than 100 countries around the world. First Data’s 24,000 owner-associates are dedicated to helping companies, from start-ups to the world’s largest corporations, conduct commerce every day by securing and processing more than 2,800 transactions per second and $2.2 trillion per year.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, First Data. We use the term “Purchaser” to refer to Minglewood Merger Sub Inc. alone, the term “First Data” to refer to First Data alone and the term “CardConnect” to refer to CardConnect Corp.

See Section 8 – “Certain Information Concerning First Data and Purchaser.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 – “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, CardConnect. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as promptly as practicable. Upon completion of the Merger, CardConnect will become a subsidiary of First Data. In addition, we intend to cause the Shares to be delisted from the NASDAQ Global Market (“NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $15.00 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 – “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. CardConnect, First Data and Purchaser have entered into an Agreement and Plan of Merger, dated as of May 26, 2017 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into CardConnect (the “Merger”), with CardConnect surviving such merger as a wholly owned subsidiary of First Data.

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Conditions of the Offer.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or in exchange for your Shares in the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, provided that you are a U.S. Holder (as defined below) and hold your Shares as capital assets, you will recognize capital gain or loss with respect to each Share sold pursuant to the Offer or exchanged for cash pursuant to the Merger in an amount equal to the difference between (i) the Offer Price and (ii) your adjusted tax basis in such Share. See Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of the tax treatment of the Offer and the Merger (including for Non-U.S. Holders (as defined below)).

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $750 million to purchase all of the Shares pursuant to the Offer and to complete the Offer and the Merger, including repayment of CardConnect’s outstanding debt and the redemption of the Series A Preferred Stock (as defined below). First Data will provide us with sufficient funds to purchase all Shares validly tendered (and not withdrawn) in the Offer and to provide funding for the Merger. First Data expects to fund the Offer and the Merger with a combination of cash on hand and funds available under existing credit facilities. The Offer is not conditioned upon First Data’s or the Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9 – “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	if we consummate the Offer, we intend to complete the Merger, in which all Shares (subject to limited exceptions for Shares subject to appraisal rights under Delaware law and any Shares held by CardConnect (or held in CardConnect’s treasury), us, First Data or any direct or indirect wholly-owned subsidiary of First Data (other than Purchaser)) that then remain issued and outstanding will be converted into the right to receive the Offer Price in cash;

•	Purchaser, through its parent company First Data, has, and on the closing date of the Merger (the “Closing Date”) will have, sufficient funds available to purchase all Shares validly tendered (and not withdrawn) in the Offer and all Shares converted into the right to receive the Merger Consideration in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 – “Conditions of the Offer,” including, among other conditions, the Minimum Condition. The “Minimum Condition” means that there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by First Data and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more Share than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer plus (ii) the aggregate number of Shares issuable to holders of options to purchase Shares granted under CardConnect’s equity plans (“CardConnect Options”) from which CardConnect has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of CardConnect Options).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 P.M., Eastern Time, on the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means Wednesday, July 5, 2017, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional opportunity to tender your Shares.

v

If you cannot deliver everything required to make a valid tender by the scheduled expiration of the Offer, you may still participate in the Offer by using the guaranteed delivery procedures that are described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” prior to the scheduled expiration of the Offer.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, Purchaser (or First Data on its behalf): (i) shall extend the Offer from time to time for any period required by any law, interpretation or position of the SEC or NASDAQ applicable to the Offer and (ii)    if, as of the then-scheduled Expiration Date, any Offer Condition (as defined in Annex I to the Merger Agreement) is not satisfied but is capable of being satisfied by the Termination Date (as defined below) and has not been waived by Purchaser or First Data, to the extent waivable by Purchaser or First Data, Purchaser (or First Data on its behalf) shall extend the Offer on one or more occasion for an additional period of up to ten (10) business days per extension as may be necessary to permit the applicable Offer Condition to be satisfied; provided that in no event shall Purchaser: (I) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (A) the valid termination of the Merger Agreement in accordance with its terms and (B) the first (1st) business day immediately preceding the Termination Date or (II) be permitted to extend the Offer beyond the prior to the Extension Deadline without the prior written consent of CardConnect. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of CardConnect. The “Termination Date” means November 27, 2017, unless extended in accordance with the terms as summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement.”

Additionally, the holders of shares of the Series A preferred stock, par value $0.001 per share, of CardConnect (the “Series A Preferred Stock”) have the right to receive at least 45 days prior to the Effective Time written notice of their right, pursuant to the terms of the Certificate of Designation for the Series A Preferred Stock, dated as of July 28 ,2016 (the “Series A Preferred Stock Certificate of Designation”), to require redemption of their shares of the Series A Preferred Stock. The Offer is conditioned upon, among other things, either (i) the waiver of such notice by the holders of Series A Preferred Stock or (ii) at least 45 days having elapsed from May 31, 2017, the date on which CardConnect sent such notice to the holders of Series A Preferred Stock (the “Series A Notice Condition”). Therefore, unless the holders of Series A Preferred Stock waive their right to receive such 45 days written notice, the Expiration Date will be extended to no earlier than July 15, 2017.

See Section 1 – “Terms of the Offer”, Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Conditions of the Offer.”

Will there be a subsequent offering period?

It is not expected that there will be, and the Merger Agreement does not provide for, a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

See Section 1 – “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Wells Fargo Bank, N.A., which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by one minute after 11:59 P.M., Eastern Time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Condition;

•	the Series A Notice Condition;

•	the Antitrust Condition (as defined below in Section 15 – “Conditions of the Offer”); and

•	the accuracy of CardConnect’s representations and warranties set forth in the Merger Agreement to specified standards of materiality, and the performance of CardConnect’s covenants set forth in the Merger Agreement in all material respects.

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 – “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. If you hold your Shares as registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Expiration Date, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments subject to any withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute after 11:59 P.M., Eastern Time, on the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of August 6, 2017 you may withdraw them at any time after that date until we accept your Shares for payment.

See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of CardConnect?

Yes. The CardConnect Board: (i) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CardConnect and its stockholders; (ii) has declared it advisable to enter into the Merger Agreement; (iii) has unanimously approved the execution, delivery and performance by CardConnect of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) has agreed that the Merger Agreement and the Merger shall be effected under Section 251(h) of the DGCL; and (v) is recommending that the stockholders of CardConnect tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

More complete descriptions of the reasons for the CardConnect Board’s approval of, the Offer and the Merger are set forth in CardConnect’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer” and “Reasons for the Recommendation of the Board.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will CardConnect continue as a public company?

No. We expect to complete the Merger as promptly as practicable following the consummation of the Offer. Once the Merger takes place, CardConnect will be a wholly-owned subsidiary of First Data. Following the Merger, we intend to cause the Shares to be delisted from NASDAQ and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer.”

Will a meeting of CardConnect’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•	the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•	an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation (other than any shares held by the constituent corporation, the corporation making such offer, any person that owns, directly or indirectly, all of the outstanding stock of the corporation making the offer, and any direct or indirect wholly-owned subsidiaries of any of the foregoing);

•	following the consummation of the tender offer, the acquiring corporation holds at least the amount of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•	each outstanding share of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into the same consideration for their stock in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we have agreed in the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of CardConnect’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser has agreed in the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), all of the then issued and outstanding Shares (other than (i) Shares owned by Purchaser, First Data, CardConnect (or held in CardConnect’s treasury), (ii) Shares owned by any direct or indirect wholly-owned subsidiary of First Data (other than Purchaser) immediately prior to the Effective Time, or (iii) Shares held by any stockholder that is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted in the Merger into the right to receive an amount equal to the Merger Consideration.

If the Merger is completed, CardConnect’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17 – “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of CardConnect’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from NASDAQ, will no longer be required to make filings with the SEC under the Exchange Act, or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer.”

What will happen to my stock options and restricted stock awards (if any) in the Offer?

The Offer is being made only for Shares, and not for outstanding stock options or restricted stock awards issued by CardConnect. Holders of outstanding vested but unexercised stock options may participate in the Offer only if they first exercise such stock options in accordance with the terms of the applicable equity incentive plan and other applicable agreements of CardConnect and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

The Merger Agreement provides that, at the Effective Time, each CardConnect Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will fully vest (to the extent not vested) and will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such CardConnect Option, multiplied by (ii) the number of Shares subject to such CardConnect Option immediately prior to the Effective Time. Any CardConnect Option that has an exercise price per Share that equals or exceeds the Merger Consideration will be cancelled for no consideration.

The Merger Agreement also provides that each restricted stock award in respect of Shares (“CardConnect Restricted Stock Award”) that is outstanding immediately prior to the Effective Time will fully vest and be cancelled and converted into the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the Merger Consideration in respect of each Share subject to such CardConnect Restricted Stock Award immediately prior to the Effective Time.

What will happen to my Warrants (if any) in the Offer?

CardConnect has issued warrants (each, a “Warrant”) pursuant to a Warrant Agreement, dated as of February 12, 2015, by and between FinTech Acquisition Corp., a Delaware corporation, and Continental Stock Transfer & Trust Company, a New York Corporation, as Warrant Agent (the “Warrant Agreement”). Each Warrant evidences the right of the holder thereof to purchase one share of CardConnect’s common stock, subject to the terms of the Warrant Agreement. The Offer is being made only for Shares, and not for outstanding Warrants. Holders of outstanding Warrants that have not yet been exercised may participate in the Offer only if they first exercise such Warrants in accordance with the terms of the Warrant Agreement and tender the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding Warrant that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Pursuant to the terms of the Warrants and the Warrant Agreement, as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding Warrant, each Warrant that is then outstanding will automatically become a warrant of the Surviving Corporation and holders of each such Warrant shall thereafter only have the right to purchase and receive, in lieu of a share of CardConnect’s common stock, upon the exercise of each such Warrant, the Offer Price (the “Alternative Issuance”). Further, pursuant to the terms of the Warrants and the Warrant Agreement, if the registered holder of a Warrant properly exercises the Warrant within 30 days following the public disclosure of the consummation of the Merger by CardConnect pursuant to a Current Report on Form 8-K filed with the SEC, the exercise price of a Warrant shall be reduced by an amount (in dollars) equal to the difference of (i) the exercise price of a Warrant in effect prior to such reduction minus (ii) (A) the Offer Price minus (B) the value of a Warrant immediately prior to the consummation of the Merger based on the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets (as calculated pursuant to the terms of the Warrant Agreement).

Promptly after the Effective Time, First Data or the Surviving Corporation will send written notice to each holder of the Warrants advising such holders of the Effective Time, of the reduced Warrant Price and period during which the Warrants are exercisable at the reduced Warrant Price, and that the Warrants have become exercisable only for the Alternative Issuance, and not for Shares. Further, at First Data’s election, and subject to the terms of the Warrants and the Warrant Agreement, the Surviving Corporation, may permit any Warrant to be exercised on a “cashless basis” to the extent such Warrant is not otherwise exercisable on a “cashless basis” pursuant to the terms of such Warrant.

See Section 11 – “The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On May 26, 2017, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $13.65 per Share. On June 6, 2017, the last full day of trading

x

before commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $15.20 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, First Data and Purchaser entered into Tender and Support Agreements with each of the Supporting Stockholders (as defined below in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements”), which provide, among other things, that each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Tender and Support Agreements also provide that the Supporting Stockholders will vote their Shares against certain alternative corporate transactions. The Tender and Support Agreements terminate upon the earliest of (i) the valid termination of the Merger Agreement, (ii) the Effective Time or (iii) the date on which any amendment to the Merger Agreement that adversely affects in any material respect the anticipated benefits to be derived by the Supporting Stockholder as a result of the transactions contemplated by the Merger Agreement is executed and delivered.

The Supporting Stockholders collectively beneficially owned, in the aggregate, 12,350,485 Shares (excluding Shares subject to escrow) (or approximately 40% of all Shares outstanding as of May 26, 2017).

See Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 – “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call Morrow Sodali, the information agent for the Offer (the “Information Agent”), toll free at 1 (800) 662-5200. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Minglewood Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of First Data, a Delaware corporation (“First Data”), is offering to purchase all outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of CardConnect Corp., a Delaware corporation (“CardConnect”), at a purchase price of $15.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 26, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among CardConnect, First Data and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into CardConnect pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with CardConnect continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of First Data (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Purchaser, First Data, CardConnect (or held in CardConnect’s treasury), (ii) Shares owned by any direct or indirect wholly-owned subsidiary of First Data (other than Purchaser) or CardConnect, or (iii) Shares held by any stockholder that is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding (the “Merger Consideration”). Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements.”

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The CardConnect Board: (i) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CardConnect and its stockholders; (ii) has declared it advisable to enter into the Merger Agreement; (iii) has unanimously approved the execution, delivery and performance by CardConnect of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) has agreed that the Merger Agreement and the Merger shall be effected under Section 251(h) of the DGCL; and (v) is recommending that the stockholders of CardConnect tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement (such recommendation, the “CardConnect Board Recommendation”).

A more complete description of the CardConnect Board’s reasons for authorizing and approving, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are set forth in CardConnect’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer” and “Reasons for the Recommendation of the Board.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Condition (as defined above in the “Summary Term Sheet”), (ii) the Series A Notice Condition (as defined above in the “Summary Term Sheet”), and (iii) the Antitrust Condition (as defined below in Section 15 – “Conditions of the Offer”), which includes the expiration or termination of the waiting period (and any extensions thereof) applicable to Purchaser’s purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.” There is no financing condition to the Offer. The first time as of which Purchaser accepts any Shares for payment pursuant to the Offer is referred to as the “Offer Acceptance Time.”

CardConnect has advised First Data that Financial Technology Partners LP and FTP Securities LLC (“FTP”), financial advisor to CardConnect, rendered its opinion to the CardConnect Board, and the CardConnect Board has received such opinion, to the effect that, as of May 26, 2017 and based on and subject to the various assumptions, qualifications, limitations and matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Shares (other than First Data and its affiliates). The full text of the written opinion of FTP, dated as of May 26, 2017, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by FTP in connection with its opinion and is attached as Annex I to the Schedule 14D-9. FTP provided its opinion for the information and assistance of the CardConnect Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The opinion of FTP does not constitute a recommendation as to whether or not you should tender your Shares in connection with the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price, net to the seller in cash, without interest thereon and subject to any required tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, as promptly as practicable after the Expiration Date, pay for all Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) validly tendered prior to one minute after 11:59 P.M., Eastern Time, on the Expiration Date and not validly withdrawn as described in Section 4 – “Withdrawal Rights.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in Section 15 – “Conditions of the Offer.”

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, Purchaser (or First Data on its behalf): (i) shall extend the Offer from time to time for any period required by any law, interpretation or position of the SEC or NASDAQ applicable to the Offer and (ii)    if, as of the then-scheduled Expiration Date, any Offer Condition (as defined in Annex I to the Merger Agreement) is not satisfied but is capable of being satisfied by the Termination Date (as defined below) and has not been waived by Purchaser or First Data, to the extent waivable by Purchaser or First Data, Purchaser (or First Data on its behalf) shall extend the Offer on one or more occasion for an additional period of up to ten (10) Business Days per extension as may be necessary to permit the applicable Offer Condition to be satisfied; provided that in no event shall Purchaser: (I) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (A) the valid termination of the Merger Agreement in accordance with its terms and (B) the first (1st) Business Day immediately preceding the Termination Date or (II) be permitted to extend the Offer beyond the prior to the Extension Deadline without the prior written consent of CardConnect. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of CardConnect. The “Termination Date” means November 27, 2017, unless extended in accordance with the terms as summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement.”

The Merger Agreement provides that, without the prior written consent of CardConnect, neither First Data nor Purchaser shall (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares sought to be purchased in the Offer; (iv) impose conditions to the Offer in addition to, or expand upon, the Offer Conditions; (v) amend, change or waive the Minimum Condition; the Termination Condition or conditions “(d)” and “(f)” set forth in Annex I to the Merger Agreement; (vi) except as provided in the Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Date; (vii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act; or (viii) otherwise modify or amend any of the other terms of the Offer in a manner that materially and adversely affects, or reasonably could be expected to materially and adversely affect, any holder of Shares or the likelihood of consummation of the Offer and the Merger on a timely basis.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any Offer Condition at any time and from time to time, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate or amend the Offer, in accordance with and subject to the terms of the Merger Agreement, if any of the Offer Conditions has not been satisfied at one minute after 11:59 p.m., Eastern Time, on the scheduled Expiration Date of the Offer. Under certain circumstances described in the Merger Agreement, we may terminate the Merger Agreement.

CardConnect has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 – “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either: (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer; or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such

Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery for Shares. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the expiration of the Offer, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the expiration of the Offer by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, First Data or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of CardConnect’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of CardConnect.

Options and Restricted Stock Awards. The Offer is being made only for Shares, and not for outstanding stock options or restricted stock awards issued by CardConnect. Holders of outstanding vested but unexercised stock options may participate in the Offer only if they first exercise such stock options in accordance with the terms of the applicable equity incentive plan and other applicable agreements of CardConnect and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the treatment of outstanding equity awards in the Merger.

Warrants. CardConnect has issued Warrants pursuant to the Warrant Agreement. Each Warrant evidences the right of the holder thereof to purchase one Share, subject to the terms of the Warrant Agreement. The Offer is being made only for Shares, and not for outstanding Warrants. Holders of outstanding Warrants that have not yet been exercised may participate in the Offer only if they first exercise such Warrants in accordance with the terms of the Warrant Agreement and tender the Shares, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding Warrant that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the treatment of Warrants in the Merger.

Backup Withholding. Payments made to stockholders of CardConnect pursuant to the Offer or the Merger may be subject to backup withholding of U.S. federal income tax (currently at a rate of 28%). To avoid backup withholding and potential penalties, any U.S. Holder (as defined below) that does not otherwise establish an exemption should timely complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, listing such U.S. Holder’s correct taxpayer identification number and certifying that such U.S. Holder is a U.S. person, that the taxpayer identification number provided is correct, and that such U.S. Holder is not subject to backup withholding. Any Non-U.S. Holder (as defined below) should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from backup withholding.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after August 6, 2017 if Purchaser has not accepted them for payment by the end of August 6, 2017.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, First Data or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Material U.S. Federal Income Tax Consequences of the Offer and the Merger

The following is a general discussion of the material U.S. federal income tax consequences of the disposition of the Shares in the Offer and the Merger to U.S. Holders and Non-U.S. Holders (in each case, as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of CardConnect. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations promulgated thereunder, judicial opinions and administrative rulings and published positions of the IRS, each as in effect as of the date of this Offer, all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following discussion, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion applies only to stockholders of CardConnect who hold their Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to holders of CardConnect stock options or restricted stock awards, or to special classes of taxpayers or taxpayers with special circumstances or that are subject to special treatment under U.S. federal income tax laws (e.g., foreign taxpayers (except as specifically described below), small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, governmental agencies or instrumentalities, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale, conversion or other integrated transaction, stockholders who will hold (actually or constructively) an equity interest in Purchaser immediately after the Offer or the Merger, stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation, and stockholders that beneficially own (actually or constructively), more than 5% of the total fair market value of the Shares (except as specifically described below)). This discussion also does not address the U.S. federal income tax consequences to stockholders of CardConnect that exercise appraisal rights in connection with the Merger. In addition, this discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any withholding required under the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and agreements entered into in connection therewith), or any U.S. federal taxes other than income taxes.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is or is treated as: (i) an individual who is a U.S. citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for U.S. federal income tax purposes. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners generally will depend upon the status of the partner and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and persons treated as partners in such partnerships for U.S. federal income tax purposes, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

This discussion is for general informational purposes only and is not tax advice. Because individual circumstances may differ, stockholders of CardConnect should consult their own tax advisors to determine the applicability of the rules discussed below and the particular tax consequences to them of the Offer and the Merger, including the applicability and effect of the alternative minimum tax and other U.S. federal tax laws, any state, local and foreign tax laws, and of changes in such laws.

U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of any withholding tax) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger, as applicable. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss generally will be long-term capital gain or loss provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as applicable. Long-term capital gain recognized by non-corporate U.S. Holders (such as individuals) generally will be subject to U.S. federal income tax at preferential rates. Capital gains recognized by a U.S. Holder with respect to a Share that has been held for one year or less at the time of the consummation of the Offer or the Merger, as applicable, generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.

Non-U.S. Holders. Generally, any gain realized by a Non-U.S. Holder on the sale of Shares pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger will not be subject to U.S. federal withholding tax, and will not be subject to federal income tax unless: (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of the Offer or Merger, as applicable, and certain other conditions are met; (ii) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (iii) CardConnect is or has been a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the Offer or the Merger, as applicable, and such Non-U.S. Holder’s holding period with respect to the Shares (the “relevant period”), and, if the Shares are regularly traded on an established securities market (within the meaning of the Code), such Non-U.S. Holder owned (actually or constructively) more than 5% of the Shares at any time during the relevant period, and certain other conditions are satisfied. CardConnect has agreed to provide First Data with a duly completed and executed statement pursuant to applicable Treasury regulations certifying that it has not been a USRPHC at any time within the five-year period preceding the Offer or the Merger.

In the case of clause (i) of the preceding paragraph, any such gain generally will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), and may be offset by applicable U.S.-source losses from sales or exchanges of other capital assets recognized by such Non-U.S. Holder during the taxable year. In the case of clause (ii) or (iii) of the preceding paragraph, unless an applicable tax treaty provides otherwise, any such gain will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to branch profits tax at a rate of 30% (or applicable lower treaty rate) with respect to gain recognized under clause (ii). Non-U.S. Holders are urged to consult their tax advisors as to the application and effect of any applicable tax treaties that might provide for different rules.

Information Reporting and Backup Withholding. Payments made to a U.S. Holder or Non-U.S. Holder whose Shares are purchased pursuant to the Offer or exchanged for cash pursuant to the Merger will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%) unless certain information is provided to the Depositary or an exemption applies. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

6.	Price Range of Shares; Dividends on the Shares

Upon consummation of CardConnect’s IPO on February 12, 2015, units, consisting of one Share and one Warrant, commenced public trading. On April 6, 2015, the Shares and Warrants commenced separate trading and prior to such date there was no public market for the Shares. Prior to July 29, 2016, the Shares were listed on the NASDAQ Capital Market under the symbol “FNTC”. As of December 31, 2016, the Shares traded on the NASDAQ Capital Market under the symbol “CCN”. As of January 6, 2017, the Shares transferred to, and began trading on, the NASDAQ Global Market under the symbol “CCN”.

The following table sets forth the high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported by NASDAQ:

	High		Low
Fiscal Year Ended December 31, 2015
First Quarter	$	n/a	$	n/a
Second Quarter		$10.00		$9.70
Third Quarter		$9.83		$9.75
Fourth Quarter		$9.80		$9.75
Fiscal Year Ending December 31, 2016
First Quarter		$10.12		$9.51
Second Quarter		$10.10		$9.90
Third Quarter		$10.75		$9.68
Fourth Quarter		$13.10		$8.95
Fiscal Year Ending December 31, 2017
First Quarter		$14.45		$12.75
Second Quarter (through June 6, 2017)		$15.20		$13.10

On May 26, 2017, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on NASDAQ was $13.65 per Share. On June 6, 2017, the last full day of trading before commencement of the Offer, the closing price of the Shares on NASDAQ was $15.20 per Share. Stockholders are urged to obtain current market quotations for the Shares.

CardConnect has not declared or paid dividends to date and does not anticipate doing so.

7.	Certain Information Concerning CardConnect

The summary information set forth below is qualified in its entirety by reference to CardConnect’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither First Data nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither First Data nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning CardConnect, whether furnished by CardConnect or contained in such filings, or for any failure by CardConnect to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to First Data or Purchaser.

General. CardConnect is a leading provider of payment processing and technology solutions, helping more than 67,000 organizations accept billions of dollars in card transactions each year. Since its inception in 2006,

CardConnect has developed advanced payment solutions backed by patented, PCI-validated point-to-point encryption (P2PE) and tokenization. The address of CardConnect’s principal executive offices and CardConnect’s phone number at its principal executive offices are as set forth below:

CardConnect Corp.

1000 Continental Drive, Suite 300

King of Prussia, PA 19406

(484) 581-2200

In connection with our due diligence review of CardConnect, CardConnect made available to us certain financial information described under the heading “Certain Unaudited Prospective Financial Information of CardConnect” in Item 4. – “The Solicitation or Recommendation” of the Schedule 14D-9.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, CardConnect is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning CardConnect’s directors and officers, their compensation, stock options and restricted stock awards granted to them, the principal holders of CardConnect’s securities, any material interests of such persons in transactions with CardConnect and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 20, 2017 and distributed to CardConnect’s stockholders. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including CardConnect, that file electronically with the SEC.

8.	Certain Information Concerning First Data and Purchaser

Purchaser is a Delaware corporation and a wholly-owned subsidiary of First Data, and was formed solely for the purpose of facilitating an acquisition by First Data. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Purchaser will merge with and into CardConnect and will cease to exist, with CardConnect surviving the Merger. The business address and business telephone number of Purchaser are as set forth below:

Minglewood Merger Sub Inc.

225 Liberty Street, 29th Floor,

New York, NY 10281

(800) 735-3362

First Data is a global leader in commerce-enabling technology and solutions, serving approximately six million business locations and 4,000 financial institutions in more than 100 countries around the world. First Data’s 24,000 owner-associates are dedicated to helping companies, from start-ups to the world’s largest corporations, conduct commerce every day by securing and processing more than 2,800 transactions per second and $2.2 trillion per year. The business address and business telephone number of First Data are as set forth below:

First Data Corporation

225 Liberty Street, 29th Floor,

New York, NY 10281

(800) 735-3362

The summary information set forth below is qualified in its entirety by reference to First Data’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of Purchaser and First Data and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser or First Data, or, to the best knowledge of Purchaser and First Data, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As a result of the Tender and Support Agreements (as defined below in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements”), Purchaser and First Data may each be deemed to be the beneficial owner of an aggregate of 12,350,485 Shares (excluding Shares subject to escrow) (or approximately 40% of all Shares outstanding as of May 26, 2017). First Data expressly disclaims beneficial ownership of any Shares covered by the Tender and Support Agreements.

Except pursuant to the Tender and Support Agreements as set forth in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements” or as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, First Data or, to the knowledge of Purchaser and First Data, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of CardConnect; (ii) none of Purchaser, First Data or, to the knowledge of Purchaser and First Data, the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of CardConnect during the past 60 days; (iii) none of Purchaser, First Data or, to the knowledge of Purchaser and First Data, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of CardConnect (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, First Data, their subsidiaries or, to the knowledge of Purchaser and First Data, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and CardConnect or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, First Data, their subsidiaries or, to the knowledge of Purchaser and First Data, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and CardConnect or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. First Data is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports, proxy statements and other information with the SEC relating to its business, its financial condition, information as of particular dates concerning First Data’s directors and officers, information as of particular dates concerning the principal holders of First Data’s securities and any material interests of such persons in transactions with First Data. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to CardConnect in Section 7 – “Certain Information Concerning CardConnect.”

9.	Source and Amount of Funds

We estimate that we will need approximately $750 million to purchase all of the Shares pursuant to the Offer and to complete the offer and the Merger, including repayment of CardConnect’s outstanding debt and the redemption of the Series A Preferred Stock. First Data will provide us with sufficient funds to purchase all Shares validly tendered (and not withdrawn) in the Offer and to provide funding for the Merger. First Data expects to fund the Offer and the Merger with a combination of cash on hand and funds available under existing credit facilities. The Offer is not conditioned upon First Data’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

10.	Background of the Offer; Past Contacts or Negotiations with CardConnect

The following is a description of contacts between representatives of First Data and representatives of CardConnect that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of CardConnect’s activities relating to these contacts, please refer to the Schedule 14D-9.

Background of the Offer

In the ordinary course of business, First Data’s board of directors and management, regularly evaluate First Data’s business and strategic plans and have considered a variety of transactions to enhance its business, including potential acquisition transactions.

On October 11, 2016, First Data’s chairman and chief executive officer, Frank Bisignano, reached out to CardConnect’s chief executive officer, Jeffrey Shanahan, to schedule a meeting. On November 1, 2016, Messrs. Shanahan and Bisignano met and discussed current trends in the payment technology services industry and their respective companies, and Mr. Bisignano raised the potential to engage in discussions regarding a strategic combination of First Data and CardConnect.

As a result of the November 1, 2016 meeting, on November 10, 2016, representatives of First Data met with Mr. Shanahan and other representatives of CardConnect to learn more about CardConnect’s business. In order to further discuss CardConnect’s business and the possibility of engaging in discussions regarding a potential strategic combination, on November 18, 2016, CardConnect and First Data entered into a confidentiality agreement. However, shortly after entering into the confidentiality agreement, First Data and CardConnect agreed that the timing was not then conducive to further discussions in light of negotiations between the parties relating to the commercial agreement under which First Data provides merchant processing services to CardConnect.

On January 31, 2017, Mr. Bisignano and First Data’s chief financial officer, Himanshu Patel, had dinner with Mr. Shanahan, during which they discussed resuming discussions regarding a potential acquisition of CardConnnect by First Data.

On March 21, 2017, Mr. Bisignano contacted Mr. Shanahan regarding a potential acquisition of CardConnect by First Data, and informed Mr. Shanahan that First Data would be submitting a written indication of interest. On March 28, 2017, First Data provided CardConnect a letter indicating First Data’s non-binding interest in acquiring CardConnect at a price of $14.00 in cash per Share, subject to due diligence. Shortly thereafter, on April 3, 2017, CardConnect announced the acquisition of MertzCo, Inc., a marketer and reseller of credit card, debit card, gift card, loyalty card, and other payment process services.

In early April 2017, Mr. Shanahan informed Mr. Bisignano that the CardConnect Board requested that First Data reconsider its views on valuation in light of the recently-announced MertzCo transaction, which was not public or otherwise known to First Data at the time First Data submitted its indication of interest and that CardConnect would provide First Data with information regarding the MertzCo transaction.

On April 20, 2017, Mr. Patel, informed Mr. Shanahan that First Data had reconsidered its $14.00 in cash per Share indication of interest in light of the MertzCo acquisition, but continued to believe that $14.00 in cash per Share was the appropriate price. Mr. Patel told Mr. Shanahan that First Data believed that the valuation it was proposing rivaled the most attractive comparable valuations paid in similar transactions, and that First Data was close to the limits of its valuation parameters and might not be willing to move forward at a higher valuation.

In late April 2017, representatives of CardConnect informed representatives of First Data that First Data’s $14.00 in cash per Share indication of interest was insufficient, but that the parties should continue to engage in discussions.

Over the course of the next two weeks and subject to the November 18, 2016 confidentiality agreement, Mr. Shanahan and other representatives of CardConnect along with representatives of FT Partners engaged with representatives of First Data and its financial advisor, Allan & Company LLC, referred to as Allan & Company, in discussions regarding the CardConnect business and provided due diligence materials to First Data and its representatives. In addition, representatives of Wachtell, Lipton, Rosen & Katz, referred to as Wachtell Lipton, counsel to CardConnect and the CardConnect Board in connection with its consideration of a potential transaction, communicated to representatives of Weil, Gotshal & Manges LLP, referred to as Weil, First Data’s outside counsel, that First Data should not initiate any discussions with any members of CardConnect senior management regarding post-transaction employment terms with First Data unless and until the completion of purchase price negotiations between the parties.

On May 11, 2017, Mr. Shanahan and other members of CardConnect’s senior management met with Mr. Bisignano and other representatives of First Data to engage in on-site due diligence.

On May 12, 2017, at the request of the CardConnect Board, representatives of Financial Technology Partners LP and FT Partners Securities LLC, collectively referred to as FT Partners, financial advisor to CardConnect and the CardConnect Board, spoke to representatives of Allan & Company to request that First Data provide an updated indication of interest based on the due diligence and discussions between representatives of First Data and CardConnect to date. On May 15, 2017, First Data provided a revised non-binding indication of interest to CardConnect proposing to acquire CardConnect for an increased purchase price of $14.75 in cash per Share, subject to continued due diligence. The next day, representatives of FT Partners spoke with representatives of First Data to inform First Data that CardConnect viewed the revised non-binding indication of interest as insufficient, and that First Data should submit a revised indication of interest with its best and final price. Later that day, representatives of First Data informed a representative of FT Partners that First Data was willing to increase its non-binding indication of interest to $15.00 in cash per Share, but that $15.00 in cash per Share would be the maximum price First Data would be willing to offer and that no further price increases would be forthcoming.

Following the May 12, 2017 conversations, the parties began to discuss transaction terms and continued due diligence. On May 18, 2017, Wachtell Lipton provided a draft Merger Agreement to Weil, and during the period from May 18 through May 25, 2017, the parties and their respective legal counsel, negotiated the Merger Agreement and the non-price transaction terms in consultation with their respective clients. Weil provided a draft Tender and Support Agreement to Wachtell Lipton, which likewise was negotiated from May 18 through May 25, 2017, in consultation with their respective clients and the other parties to the proposed Tender and Support Agreements.

During the week of May 22, 2017, First Data worked to finalize its diligence efforts, counsel to First Data and CardConnect continued to negotiate the transaction documentation, and members of CardConnect’s management engaged in discussions with representatives of First Data regarding future employment terms.

On May 25, 2017, the First Data board of directors held a meeting during which it reviewed the terms of the Merger Agreement and the Transactions, including the Offer and the Merger. After discussion, the First Data board of directors determined to establish a committee of directors, comprised of Frank Bisignano, Scott Nuttall and Joseph Plumeri, to approve and authorize all matters regarding the acquisition of CardConnect.

On May 26, 2017, the committee of the First Data board of directors established on May 25, 2017, held a meeting during which it reviewed and approved the Merger Agreement and the Transactions, including the Offer and the Merger.

On the evening of May 26, 2017, First Data, CardConnect and the parties to the Tender and Support Agreements executed and delivered the agreements to which they were parties. On May 29, 2017, First Data and CardConnect issued a joint press release announcing the transaction.

On June 7, 2017, Purchaser commenced the Offer.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The Merger Agreement

The following summary of the material provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any factual information about First Data, Purchaser or CardConnect. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement has been filed herewith as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of CardConnect designated as third-party beneficiaries), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, CardConnect. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of CardConnect, First Data, Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer

Principal Terms of the Offer

The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement, Purchaser will accept for payment all Shares validly tendered (and not withdrawn) pursuant to the Offer as soon as practicable after Purchaser is permitted to do so under applicable law or regulations, and will pay an amount equal to $15.00 per share, as may be adjusted (“the Offer Price”), net to the seller in cash, without interest and subject to any required tax withholding, in exchange for such Shares accepted for payment. The Merger Agreement provides that the obligation of Purchaser to accept for payment, and pay for, the Shares validly tendered (and not withdrawn) is subject to the satisfaction or waiver of the Offer Conditions.

The Merger Agreement provides that Purchaser expressly reserves the right, in its sole discretion, to increase the Offer Price, waive any Offer Condition or make any other changes to the terms and conditions of the Offer, except that, without the prior written consent of CardConnect, Purchaser may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions to the Offer in addition to, or expand upon, the Offer Conditions (see Section 15 – “Conditions of the Offer”);

•	amend, change or waive the Minimum Condition, the Termination Condition, the Prohibition Condition (each as defined below) or the condition that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”) or other Competition Laws (as defined below) shall have expired or been earlier terminated (the “Antitrust Condition”);

•	except as provided in the Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Date;

•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act; or

•	otherwise modify or amend any of the other terms of the Offer in a manner that materially and adversely affects, or reasonably could be expected to materially and adversely affect, any holder of Shares or the likelihood of consummation of the Offer and the Merger on a timely basis.

As defined in the Merger Agreement, the “Minimum Condition” means that there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by First Data and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more Share than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer plus (ii) the aggregate number of Shares issuable to holders of options to purchase Shares granted under CardConnect’s equity plans (“CardConnect Options”) from which CardConnect has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of CardConnect Options).

As defined in the Merger Agreement, the “Expiration Date” means the Initial Expiration Date or such subsequent date to which the Initial Expiration Date of the Offer is extended according with the terms of the Merger Agreement. The “Initial Expiration Date” means the date that is twenty (20) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) following the date of commencement of the Offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act) (unless otherwise agreed to in writing by First Data and CardConnect).

Extensions of the Offer

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, Purchaser (or First Data on its behalf): (i) shall extend the Offer from time to time for any period required by any law, interpretation or position of the SEC or NASDAQ applicable to the Offer and (ii) if, as of the then-scheduled Expiration Date, any Offer Condition (see Section 15 – “Conditions of the Offer”) is not satisfied but is capable of being satisfied by the Termination Date (as defined below) and has not been waived by Purchaser or First Data, to the extent waivable by Purchaser or First Data, Purchaser (or First Data on its behalf) shall extend the Offer on one or more occasions for an additional period of up to ten (10) business Days per extension as may be necessary to permit the applicable Offer Condition to be satisfied; provided that in no event shall Purchaser: (I) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (A) the valid termination of the Merger Agreement in accordance with its terms and (B) the first (1st) business day immediately preceding the Termination Date or (II) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of CardConnect. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of CardConnect.

Schedule 14D-9 and Board Recommendation.

The Merger Agreement provides that on the date of commencement of the Offer, if practical, and otherwise as promptly as practical thereafter (but not later than the next business day), CardConnect shall file with the SEC and disseminate to holders of Shares, to the extent required by Rule 14d-9 under the Exchange Act and any other applicable laws or regulations, the Schedule 14D-9 that contains the CardConnect Board Recommendation (subject to the terms and conditions of the Merger Agreement). CardConnect has agreed to cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable law and to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

The Merger

Principal Terms of the Merger

The Merger Agreement provides that the Merger and the transactions contemplated thereby, including the Offer and the Merger, are to be governed by Section 251(h) of the DGCL and that the Merger will be effected without a vote of CardConnect’s stockholders. The Merger Agreement provides that the Merger will close (the “Closing”) as soon as practicable (and, in any event, within two business days) after satisfaction or, to the extent permitted by the Merger Agreement, waiver of all of the conditions to the Merger (including the condition that Purchaser shall have accepted for payment and paid for all Shares validly tendered (and not withdrawn) pursuant to the Offer) (the date upon which the Closing occurs, the “Closing Date”).

The Merger Agreement provides that, as soon as practicable after the Closing, the parties will file with the Delaware Secretary of State a certificate of merger (the “Certificate of Merger”), the Merger will become effective at such date and at such time as the Certificate of Merger has been duly filed with the Delaware Secretary of State (or at such later time as may be agreed by the parties that is specified in the Certificate of Merger). The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), the separate corporate existence of Purchaser will cease, and CardConnect will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

The Merger Agreement further provides that the certificate of incorporation of Purchaser in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation in the Merger as of the Effective Time, and the bylaws of Purchaser in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation in the Merger as of the Effective Time, each until amended in accordance with applicable law and consistent with the obligations set forth in the Merger Agreement. Further, until duly removed or until successors are duly elected or appointed and qualified, the directors of Merger Sub immediately prior to the Effective Time of the Merger shall be the initial directors of the Surviving Corporation as of the Effective Time, and the officers of CardConnect immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation as of the Effective Time.

Treatment of Purchaser Common Stock

The Merger Agreement provides that, at the Effective Time, each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of any holder thereof, be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation.

Treatment of Common Stock

The Merger Agreement provides that, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price, net to the seller in cash, without interest and subject to any required tax withholding (the “Merger Consideration”), payable to the holder thereof in accordance with the terms and conditions of the Merger Agreement, unless:

•	such Share is held by CardConnect as treasury stock or held by First Data or Purchaser, in each case immediately prior to the Effective Time, in which case such Share will be canceled and retired without any conversion thereof, and no payment or distribution will be made with respect thereto;

•	such Share is held by any direct or indirect wholly-owned subsidiary of First Data (other than Purchaser) or CardConnect immediately prior to the Effective Time, in which case such Share will be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages; or

•	such Share is a Dissenting Share (as defined below in the following paragraph).

The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time that are held by any person who (i) is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) and (ii) as of the Effective Time, has neither effectively withdrawn nor lost such person’s rights to such appraisal and payment under the DGCL with respect to such Shares (“Dissenting Shares”), will not be converted into the right to receive Merger Consideration as provided in the Merger Agreement, but rather the holders of Dissenting Shares will be entitled to be paid the appraised value of such Dissenting Shares in accordance with Section 262. The Merger Agreement provides that, if any such holder will fail to perfect or otherwise will waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the appraised value of such holder’s Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, Merger Consideration as provided in the Merger Agreement.

Treatment of Warrants

Pursuant to the terms of the Warrants and the Warrant Agreement, as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding Warrant, each Warrant that is then outstanding will automatically become a warrant of the Surviving Corporation and holders of each such Warrant shall thereafter only have the right to purchase and receive, in lieu of a Share, upon the exercise of each such Warrant, the Offer Price (the “Alternative Issuance”). Further, pursuant to the terms of the Warrants and the Warrant Agreement, if the registered holder of a Warrant properly exercises the Warrant within 30 days following the public disclosure of the consummation of the Merger by CardConnect pursuant to a Current Report on Form 8-K filed with the SEC, the exercise price of a Warrant shall be reduced by an amount (in dollars) equal to the difference of (i) the exercise price of a Warrant in effect prior to such reduction minus (ii) (A) the Offer Price minus (B) the value of a Warrant immediately prior to the consummation of the Merger based on the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets (as calculated pursuant to the terms of the Warrant Agreement).

Promptly after the Effective Time, First Data or the Surviving Corporation will send written notice to each holder of the Warrants advising such holders of the Effective Time, of the reduced Warrant Price and period during which the Warrants are exercisable at the reduced Warrant Price, and that the Warrants have become exercisable only for the Alternative Issuance, and not for Shares. Further, at First Data’s election and to the extent permissible by the terms of the Warrants and the Warrant Agreement, the Surviving Corporation, may permit any Warrant to be exercised on a “cashless basis” to the extent such Warrant is not otherwise exercisable on a “cashless basis” pursuant to the terms of such Warrant.

Treatment of Series A Preferred Stock

In accordance with the Merger Agreement, no later than the second business day following the date of the Merger Agreement the Company must send a written notice to each holder of Series A preferred stock of

CardConnect, par value $0.001 per share (the “Series A Preferred Stock”) advising such holders of their right to require the redemption of such shares of Series A Preferred Stock (the “Series A Redemption Offer”) pursuant to the terms of the Certificate of Designation for the Series A Preferred Stock, dated as of July 28, 2016 (the “Series A Preferred Stock Certificate of Designation”). The Company sent the Series A Redemption Offer to the holders of Series A Preferred Stock on May 31, 2017. If, no later than 30 days after receipt by the holders of Series A Preferred Stock of the Series A Redemption Offer, holders of at least 66-2/3% of the outstanding shares of Series A Preferred Stock request the redemption of the Series A Preferred Stock, the Company shall redeem all outstanding shares of Series A Preferred Stock in accordance with the provisions of the Series A Preferred Stock Certificate of Designation substantially concurrently with the Effective Time.

The Merger Agreement provides that each share of Series A Preferred Stock, that, after giving effect to the Series A Redemption Offer, remains issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of any holder thereof, no longer be outstanding and shall automatically be canceled and retired and shall cease to exist pursuant to the Series A Preferred Stock Certificate of Designation. As of the Effective Time, each holder of Series A Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the “Liquidation Amount” for the Series A Preferred Stock as set forth in the Series A Preferred Stock Certificate of Designation.

Treatment of CardConnect Stock Options and Restricted Stock Awards in the Merger

The Merger Agreement provides that, at the Effective Time each CardConnect Option, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will fully vest (to the extent not vested) and will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any required tax withholding, equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such CardConnect Option, multiplied by (ii) the number of Shares subject to such CardConnect Option immediately prior to the Effective Time. Any CardConnect Option that has an exercise price per Share that equals or exceeds the Merger Consideration will be cancelled for no consideration.

The Merger Agreement also provides that, at the Effective Time, each award in respect of a Share subject to vesting, repurchase or other lapse restriction granted under a CardConnect equity plan (a “CardConnect Restricted Stock Award”) that is outstanding immediately prior to the Effective Time will fully vest and be cancelled and converted into the right to receive an amount in cash, without interest and subject to any required tax withholding, equal to the Merger Consideration in respect of each Share subject to such CardConnect Restricted Stock Award immediately prior to the Effective Time.

Adjustments to the Offer Price and Merger Consideration

The Merger Agreement provides that if, between the date of the Merger Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price and Merger Consideration will be appropriately adjusted to reflect such change.

As defined in the Merger Agreement, “Offer Acceptance Time” means the time that Purchaser shall (and First Data shall cause Purchaser to) accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer, such acceptance to occur as promptly as possible after (and in any event no later than the first (1st) business day after) the time at which the Offer expires.

Representations and Warranties

In the Merger Agreement, CardConnect has made certain customary representations and warranties to First Data and Purchaser which do not survive the Effective Time, including representations relating to, among other things:

•	corporate organization;

•	capitalization;

•	indebtedness;

•	corporate authorization;

•	consents and approvals;

•	no violations;

•	SEC filings, financial statements, internal controls and the Sarbanes-Oxley Act;

•	absence of certain changes;

•	litigation;

•	employees and employee benefit plans;

•	taxes;

•	environmental matters;

•	compliance with applicable law or regulations;

•	registered independent sales organizations and compliance with payment card networks;

•	intellectual property;

•	privacy matters;

•	insurance;

•	material contracts;

•	real properties;

•	regulatory matters;

•	compliance with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption laws;

•	no undisclosed liabilities;

•	no Material Adverse Effect;

•	the opinion of CardConnect’s financial advisor;

•	broker’s or finder’s fees; and

•	related person transactions.

In the Merger Agreement, First Data and Purchaser have made certain customary representations and warranties to CardConnect, including representations relating to, among other things:

•	corporate organization;

•	corporate authorization;

•	consents and approvals;

•	no violations;

•	absence of certain changes;

•	broker’s or finder’s fees;

•	litigation; and

•	availability of funds.

Material Adverse Effect

Certain of the representations and warranties contained in the Merger Agreement and certain of the conditions to the consummation of the Offer contained in the Merger Agreement and this Offer to Purchase refer to the concept of a “Company Material Adverse Effect.”

The Merger Agreement defines a “Company Material Adverse Effect” as any change, event, effect, development or occurrence that has a materially adverse effect on the business, operations or financial condition of CardConnect and its subsidiaries, taken as a whole; provided, however, that, in determining whether there has been a Company Material Adverse Effect or whether a Company Material Adverse Effect would occur, any change, event, effect, development or occurrence to the extent attributable to, arising out of or resulting from any of the following shall be disregarded: (i) general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the industries in which CardConnect and its subsidiaries operate; (ii) the announcement of the Merger Agreement or the pendency or consummation of the Merger or transactions contemplated in the Merger Agreement; (iii) pandemics, earthquakes, tornados, hurricanes, floods and acts of God; (iv) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof; (v) any change in applicable law or accounting rules, including GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date of the Merger Agreement; and (vi) the failure, in and of itself, of CardConnect to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or any change, in and of itself, in the price or trading volume of the Shares (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect, to the extent otherwise permitted by this definition); provided that the impact of any changes, events, effects or occurrences set forth in clauses (i), (iii), (iv) or (v) may be taken into account in determining whether there has been or would be a Company Material Adverse Effect solely to the extent such impact is disproportionately adverse to CardConnect and its subsidiaries, taken as whole, in relation to other persons in the industries in which CardConnect and its subsidiaries operate.

Covenants

Preservation of Company Business

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the Offer Acceptance Time or the termination of the Merger Agreement pursuant to its terms (the “Interim Period”), except (i) as required, expressly permitted or contemplated by the Merger Agreement, (ii) with the prior written consent of First Data (not be unreasonably withheld, conditioned or delayed), (iii) as required by any applicable law or judgment or by the terms of any written agreement entered into prior to the date of the Merger Agreement, or (iv) as set forth in the disclosure schedule delivered by CardConnect to First Data immediately prior to the execution of the Merger Agreement (the “Company Disclosure Letter”), CardConnect shall, and shall cause its subsidiaries to, conduct its operations in the ordinary course of business and consistent with past practices in all material respects, and shall use its commercially reasonable efforts to preserve intact in all material respects their businesses and material assets and properties, and to preserve intact their relationships with bank sponsors, customers and others having business dealings with them.

The Merger Agreement also provides that during the Interim Period, except (i) as required, expressly permitted or contemplated by the Merger Agreement, (ii) with the prior written consent of First Data (not to be unreasonably withheld, conditioned or delayed), (iii) as required by any applicable law or judgment or by the terms of any written agreement entered into prior to the date of the Merger Agreement, or (iv) as set forth in the Company Disclosure Letter, CardConnect will not, and will cause its subsidiaries not to:

•	amend their respective organizational documents;

•	sell, lease, transfer, license, assign or otherwise dispose of any asset having a value in excess of one hundred thousand dollars ($100,000) individually or five hundred thousand dollars ($500,000) in the aggregate, other than transactions among CardConnect and its subsidiaries or solely among CardConnect’s subsidiaries or licenses with respect to trademarks and software in the ordinary course of business consistent with past practice;

•	except as required by applicable law or as required under the terms of any collective bargaining agreement or CardConnect benefit plan, (i) increase the compensation or employee benefits payable or to become payable to any current or former employee, director or individual independent contractor of CardConnect or any of its subsidiaries, other than with respect to customary and ordinary course of business, consistent with past practice, (A) adjustments to base salaries or base wages and (B) annual bonus payments, (ii) grant, accelerate, or modify the period of exercisability or vesting of, any CardConnect equity award, (iii) establish, adopt, enter into or amend any collective bargaining agreement, or any other contract or work rule or practice with any labor union, labor organization or works council, or recognize any union or other labor organization as a representative of any employee of CardConnect or its subsidiaries, (iv) other than in the ordinary course of business, hire or terminate (other than for cause) any employee or individual independent contractor whose annualized cash compensation is greater than $125,000, (v) establish, adopt, enter into, materially amend or terminate any CardConnect benefit plan, (vi) grant any severance or termination pay to, or enter into any severance agreement with, any of its directors, officers, employees or individual independent contractors, or (vii) fund (or agree to fund) any rabbi trust;

•	issue, deliver, sell, pledge, dispose of, grant, award or encumber (or authorize the issuance, delivery, sale, pledge, disposition of, grant, award or encumbrance), any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including CardConnect Restricted Stock Award, stock appreciation rights, phantom stock or similar instruments), of CardConnect or any of its subsidiaries (subject to certain exceptions under the Merger Agreement) or enter into any agreement, understanding or arrangement with respect to the sale of capital stock or any other ownership interest or any voting securities;

•	reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any Shares (subject to certain exceptions under the Merger Agreement); provided that nothing in this paragraph shall prevent, restrict or delay the redemption or liquidation of the Series A Preferred Stock or the Alternative Issuance;

•	incur, guarantee or become liable for any indebtedness, other than (i) revolving credit borrowings or other extensions of credit under CardConnect’s existing credit facilities or otherwise in the ordinary course of business and consistent with past practice (which shall not exceed three hundred thousand dollars ($300,000) in the aggregate), (ii) intercompany loans, (iii) short-term revolving lines of credit with sponsor banks in the ordinary course of business consistent with past practice, the proceeds of which are used to fund settlement and merchant advances, in an aggregate amount not to exceed the amount needed for CardConnect to provide services to its customers in the ordinary course of business or (iv) guarantees by CardConnect or any of CardConnect’s subsidiaries of indebtedness of CardConnect or any of its wholly-owned subsidiaries permitted pursuant to clauses (i), (ii) and (iii) of this paragraph or existing on the date of the Merger Agreement;

•	merge or consolidate with any other person or acquire stock or material assets of any other person (other than transactions between CardConnect and any wholly-owned subsidiary or among wholly-

owned subsidiaries) or effect any business combination, recapitalization or similar transaction (other than the Merger);

•	except to the extent expressly permitted in the Merger Agreement, (i) enter into, terminate (other than at the end of a term in the ordinary course of business) or materially amend in a manner adverse to CardConnect or any of its subsidiaries any material contract of CardConnect other than entering into any material contract in the ordinary course of business that is not prohibited by the Merger Agreement, (ii) waive any material right under or release, settle or compromise any material claim against CardConnect or any liability or obligation owing to CardConnect under any material contract or (iii) enter into any leases for real property other than renewals thereof in the ordinary course of business;

•	(i) acquire or license any material intellectual property from any third party, except in the ordinary course of business consistent with past practice or (ii) subject to a lien, assign, license, transfer, fail to maintain, cancel or permit to lapse any right, title or interest of CardConnect or any of its subsidiaries in any material intellectual property owned by CardConnect or any of its subsidiaries other than in the ordinary course of business consistent with past practice;

•	make any loan, advance or capital contribution to or investment in any person, other than loans, advances or capital contributions to, or investments in, its wholly-owned subsidiaries, or by its wholly-owned subsidiaries to CardConnect or to other of CardConnect’s wholly-owned subsidiaries or ordinary course business expense advancements or other loans made in the ordinary course of business consistent with past practice to employees of CardConnect;

•	make any material change to its financial accounting methods, policies or practices with respect to the maintenance of books of account and records, or materially change its cash management or working capital practices, in each case except as required by U.S. generally accepted accounting principles, consistently applied, or applicable law;

•	(i) make, change or revoke any material tax election, (ii) change any tax accounting period or any material method of tax accounting, (iii) amend any material tax return or file any claim for a material tax refund, (iv) enter into any “closing agreement” within the meaning of Section 7121(a) of the Internal Revenue Code of 1986, as amended (or any similar provision of state, local or foreign law), or (v) settle or compromise any material tax claim or tax proceeding or surrender any right to claim a material tax refund;

•	make any capital expenditures or commitments for capital expenditures, in each case other than in the ordinary course of business or consistent with the budget previously provided by CardConnect to First Data;

•	enter into any new line of business;

•	forgive, cancel or compromise any debt or claim, or waive, release or assign any right or claim in excess of one hundred thousand dollars ($100,000) individually or two hundred fifty thousand dollars ($250,000) in the aggregate;

•	subject to the payoff of CardConnect’s existing indebtedness as contemplated by the Merger Agreement, pay, discharge, settle or satisfy any pending or threatened litigation, other than any settlement or compromise which does not (i) contemplate, involve or include any admission of wrongdoing or misconduct on the part of CardConnect or any of its subsidiaries or (ii) provide for any relief or settlement other than the payment solely of money not in excess of one hundred thousand dollars ($100,000) individually or two hundred fifty thousand dollars ($250,000) in the aggregate; provided, however, that CardConnect shall not settle any litigation (regardless of the amount involved) if any such settlement would impose any material obligation or restriction on CardConnect from time to time or on CardConnect’s ability to own or operate any of its assets, licenses, operations, rights, product lines, businesses or interests therein or require any material changes to the business of CardConnect from time to time;

•	adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of CardConnect or any of its subsidiaries (other than the Merger); provided that nothing in this paragraph shall prevent, restrict or delay the liquidation of the Series A Preferred Stock;

•	enter into any agreement, arrangement or commitment containing covenants of CardConnect or any of its subsidiaries that impose any material restrictions on the right of CardConnect or any of its subsidiaries to compete in any line of business, market or geographical area or that materially limits its ability to compete with any Person, and would be binding upon First Data or its affiliates (other than CardConnect and its subsidiaries);

•	declare or pay any dividend or distribution payable in cash, capital stock, property or otherwise (or any combination thereof) with respect to any securities of CardConnect (other than those required to be paid with respect to the Series A Preferred Stock pursuant to the Certificate of Designation), including CardConnect common stock, or enter into any agreement with respect to the voting of securities of CardConnect; or

•	authorize any of, or agree or commit to do any of, the foregoing actions.

No Solicitation and Superior Proposal Provisions

The Merger Agreement provides that CardConnect shall, and shall cause each of its affiliates and its respective directors and officers, and shall use reasonable best efforts to cause its representatives to: (i) immediately cease and cause to be terminated any discussions or negotiations with (and provision of information to) any persons (other than First Data) that may be ongoing with respect to a Company Takeover Proposal (as defined below) and (ii) not, directly or indirectly, (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal (other than to ascertain facts in response to an unsolicited inquiry for the sole purpose of the CardConnect Board informing itself about such Company Takeover Proposal and the person that made it and to refer the inquiring person to the non-solicitation provision in the Merger Agreement and to limit its conversation or other communication exclusively to such referral and such ascertaining of facts) or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to a Company Takeover Proposal.

Notwithstanding anything to the contrary, the Merger Agreement provides that, if at any time after the date of the Merger Agreement and prior to the Offer Acceptance Time, CardConnect receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a breach of the preceding paragraph, and if the CardConnect Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to, a Company Superior Proposal (as defined below), then CardConnect and its representatives may (i) furnish, pursuant to a confidentiality agreement, information (including non-public information) with respect to CardConnect and its subsidiaries to the person who has made such Company Takeover Proposal and its representatives, provided that CardConnect shall, substantially concurrently with the delivery to such person, provide to First Data any non-public information concerning CardConnect or any of its subsidiaries that is provided or made available to such person or its representatives unless such non-public information has been previously provided to First Data and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its representatives regarding such Company Takeover Proposal. CardConnect shall promptly (within twenty-four (24) hours) notify First Data and Purchaser in writing if CardConnect takes any of the actions in clauses (i) and (ii) above.

The Merger Agreement provides that CardConnect shall (i) promptly (within 24 hours after receipt) notify First Data in writing in the event that CardConnect or any of its representatives receives a Company Takeover Proposal or any offer, proposal, inquiry or request for information or discussions relating to CardConnect or its subsidiaries that would be reasonably likely to lead to or that contemplates a Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal or offer, proposal, inquiry or request and the material terms and conditions thereof (including a copy of such Company Takeover Proposal, offer, proposal, inquiry or request or, where such Company Takeover Proposal, offer, proposal, inquiry or request is not in writing, a description of the material terms thereof). CardConnect shall keep First Data reasonably informed, on a reasonably current basis (but in no event more often than once every twenty-four (24) hours, as to the status (including any material developments, discussions or negotiations)) of such Company Takeover Proposal, offer, proposal, inquiry or request. CardConnect further agreed that it will not enter into any agreement that prevents such notifications required by the Merger Agreement.

Nothing contained in the Merger Agreement shall prohibit CardConnect or the CardConnect Board from (i) taking and disclosing to the CardConnect stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; (ii) making any disclosure to the CardConnect stockholders that is required by law or (iii) making any “stop, look and listen” communication to the CardConnect stockholders pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that this paragraph shall not be deemed to permit the CardConnect Board to make a Change of Recommendation (as defined below) other than in accordance with the Merger Agreement.

As defined in the Merger Agreement, “Company Takeover Proposal” means a bona fide proposal or offer made by any person or group of related persons, and whether involving a transaction or series of related transactions, for (a) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving CardConnect, following which, the CardConnect stockholders immediately prior to the consummation of such transaction or transactions would cease to own directly or indirectly at least twenty-five percent (25%) of the voting power of the outstanding securities of CardConnect (or of another person that directly or indirectly would own all or substantially all the capital stock or assets of CardConnect) immediately following such transaction in the same proportion as they owned prior to the consummation of such transaction, (b) the acquisition by any person or group of related persons of more than twenty-five percent (25%) of the assets of CardConnect and its subsidiaries, on a consolidated basis (in each case, including securities of the subsidiaries of CardConnect), or (c) the direct or indirect acquisition by any person or group of related persons of more than twenty-five percent (25%) of the outstanding Shares.

As defined in the Merger Agreement, “Company Superior Proposal” means a written Company Takeover Proposal, substituting “fifty percent (50%)” for “twenty-five percent (25%),” that the CardConnect Board determines in good faith, after consultation with CardConnect’s financial and legal advisors, taking into account the timing, likelihood of consummation, legal, financial, regulatory and other aspects of the Company Takeover Proposal, including the financing terms thereof, and such other factors as the CardConnect Board considers to be appropriate, to be more favorable to CardConnect and its stockholders than the Merger, the Offer and the other transactions contemplated by the Merger Agreement (the “Transactions”).

Change of Recommendation and Superior Proposal Termination Right

The Merger Agreement provides that neither the CardConnect Board nor any committee thereof shall (i)(A) change, qualify, withhold, withdraw or modify, in each case in any manner adverse to First Data, the CardConnect Board Recommendation or (B) adopt, approve or recommend to CardConnect stockholders, or publicly announce its intention to adopt, approve or recommend to CardConnect stockholders, a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Change of Recommendation”); or (ii) authorize, cause or permit CardConnect or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to, or that is intended or would reasonably be expected to lead to, any Company Takeover Proposal or resolve, publicly propose or agree to do any of the foregoing.

The Merger Agreement provides that, notwithstanding anything to the contrary contained in the Merger Agreement, prior to the Offer Acceptance Time, the CardConnect Board may, in response to a Company Superior Proposal received by CardConnect after the date of the Merger Agreement on an unsolicited basis that did not result from a breach of the non-solicitation provisions of the Merger Agreement, (x) make a Change in Recommendation or (y) cause CardConnect to terminate the Merger Agreement (the “Fiduciary Termination Provision”); provided that prior to making such Change of Recommendation or such termination, (A) CardConnect shall have given First Data at least five (5) business days’ prior written notice of its intention to take such action, including the material terms and conditions of, and the identity of the person making any such Company Superior Proposal and contemporaneously provided to First Data a copy of the Company Superior Proposal, a copy of any proposed acquisition agreement in connection therewith and all related documentation, (B) during such five (5) business day period following the date on which such notice is received, CardConnect shall, and shall cause its representatives to, use commercially reasonable efforts to engage in good faith with First Data (to the extent First Data wishes to engage), which may be on a non-exclusive basis, to consider adjustments to the terms and conditions of the Merger Agreement, (C) upon the end of such notice period, the CardConnect Board shall have considered in good faith any revisions to the terms of the Merger Agreement proposed in writing by First Data, and shall have determined, after consultation with its independent financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, CardConnect shall, in each case, have delivered to First Data an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (provided that the notice period thereunder shall only be three (3) business days) during which time CardConnect shall be required to comply with the requirements above anew with respect to such additional notice, including clauses (A) through (D) above of this proviso; and provided, further, that the Company has complied in all material respects with its obligations under the non-solicitation provisions of the Merger Agreement.

The Merger Agreement provides that, the foregoing notwithstanding, prior to the Offer Acceptance Time, the CardConnect Board may, solely in response to an Intervening Event (as defined below), make a Change of Recommendation, if CardConnect and the CardConnect Board have complied in all material respects with its obligations under the non-solicitation provisions of the Merger Agreement and the CardConnect Board determines in good faith, after consultation with CardConnect’s independent financial advisors and outside legal counsel, that the failure of the CardConnect Board to take such action would be inconsistent with its fiduciary duties under applicable law; provided, however, that the CardConnect Board shall not be entitled to effect such a Change of Recommendation until (A) CardConnect shall have given First Data at least five (5) business days’ prior written notice of its intent to effect a Change of Recommendation and specifying the reasons therefor, which notice shall include a description the applicable Intervening Event, (B) during the five (5) business day period following the date on which such notice is received, the Company shall, and shall cause its representatives to, use commercially reasonable efforts to negotiate in good faith with First Data (to the extent First Data wishes to negotiate) to make adjustments to the terms and conditions of the Merger Agreement and (C) following the end of such five (5) business day period, the CardConnect Board, after consultation with CardConnect’s independent financial advisors and outside legal counsel and taking into account any revisions to the terms and conditions of the Merger Agreement proposed by First Data, shall have determined in good faith that the failure of the CardConnect Board to make such a Change of Recommendation would be inconsistent with its fiduciary duties under applicable law.

As defined in the Merger Agreement, an “Intervening Event” means a material event, fact, circumstance, development or occurrence (other than any event, fact, circumstance, development or occurrence resulting from a material breach of the Merger Agreement by CardConnect) that is not known to or reasonably foreseeable by the

CardConnect Board as of the date of the Merger Agreement that: (a) becomes known to or by the CardConnect Board prior to the Offer Acceptance Time; and (b) does not relate to (i) a Company Takeover Proposal or any matter relating thereto or consequence thereof; (ii) any event, fact, circumstance, development or occurrence relating to First Data, Merger Sub or any of their respective affiliates that does not amount to a Parent Material Adverse Effect (as defined below); or (iii) any change, in and of itself, in the price or trading volume of shares of Common Stock (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been an Intervening Event).

As defined in the Merger Agreement, a “Parent Material Adverse Effect” means, with respect to First Data and Purchaser, any fact, change, event, occurrence or development that has a material adverse effect on First Data’s or Purchaser’s ability to timely consummate the Transactions (including the payment of the Merger Consideration).

Access to Information and Facilities

The Merger Agreement provides that during the Interim Period, CardConnect shall, and shall cause its subsidiaries to, give First Data and its representatives, upon reasonable notice, reasonable access during normal business hours to the books and records (including personal records), real property, offices and facilities of CardConnect and its subsidiaries, and, during such normal business hours in the Interim Period, CardConnect shall, and shall cause its subsidiaries to, make the officers and employees of CardConnect and its subsidiaries available to First Data and its representatives and to furnish to First Data all financial, operating and other data and information, in each case, (i) as CardConnect shall from time to time reasonably request, and (ii) to the extent that such access and disclosure would not obligate CardConnect or any of its subsidiaries to take any actions that would unreasonably interfere with the normal course of their businesses, subject to customary exceptions, including whether such disclosure would result in a waiver of any attorney-client or other legal privilege of CardConnect or would contravene any applicable law or regulation or binding agreement.

Notification of Certain Matters

The Merger Agreement provides that prior to the Effective Time, CardConnect shall provide prompt notice to First Data and Purchaser: (i) of any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions; (ii) of receipt of any notice or other communication from any governmental authority in connection with the Transactions; and (iii) of any litigation commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting CardConnect that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to any section of the Merger Agreement or that relates to the consummation of any of the Transactions.

The Merger Agreement also provides that prior to the Effective Time, First Data shall provide prompt notice to CardConnect: (i) of any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions and obtaining such consent would (in the good faith determination of First Data) reasonably be expected to prevent or materially delay the consummation of the Transactions; (ii) of receipt of any notice or other communication from any governmental authority in connection with the Transactions; and (iii) of any litigation commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting First Data or Purchaser that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to any section of the Merger Agreement or that relates to the consummation of any of the Transactions.

Director and Officer Indemnification

Pursuant to the terms of the Merger Agreement, CardConnect’s directors and executive officers will be entitled to certain indemnification rights and coverage under directors’ and officers’ liability insurance policies for a period of time following the Effective Time, as described in detail below.

Pursuant to the Merger Agreement, First Data and Purchaser agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the Transactions), now existing in favor of the current or former directors or officers, as the case may be, of CardConnect or its subsidiaries as provided in their respective organizational documents or in the written agreements disclosed in the Company Disclosure Letter (the “Indemnity Agreements”) shall survive the Merger from and after the Effective Time for a period of six (6) years. The Merger Agreement provides that from and after the Effective Time for a period of six (6) years, First Data shall, and shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless, and advance expenses to, any individual who, on or prior to the Effective Time, was an officer or director of CardConnect or any of CardConnect’s subsidiaries (each, an “Indemnitee”) with respect to all acts of omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent permitted by law as required by (x) the organizational documents of CardConnect and its subsidiaries as in effect on the date of the Merger Agreement and (y) the Indemnity Agreements, and (ii) not amend, repeal or otherwise modify any such provisions referenced in subsections (i)(x) and (y) above in any manner that would adversely affect the indemnification rights thereunder of any Indemnitees.

Further, under the Merger Agreement, during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, First Data shall, and shall cause the Surviving Corporation to, to the fullest extent permitted under applicable law, (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement actually and reasonably incurred by such Indemnitee in connection with any litigation, whether civil, criminal, administrative or investigative, to the extent such litigation arises out of or pertains to the fact that an Indemnitee is or was an officer or director of CardConnect or any of its subsidiaries, or an officer, director or trustee of any other entity at the request of CardConnect or any of its subsidiaries, prior to the Effective Time, in each case, whether asserted or claimed prior to, at or after the Effective Time; and (ii) pay in advance of the final disposition of any such litigation the expenses (including reasonable attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified.

The Merger Agreement provides that CardConnect or, if CardConnect is unable to, First Data will cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of CardConnect’s existing directors’ and officers’ insurance (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as CardConnect’s current insurance carrier with respect to D&O Insurance with terms that are no less favorable than the coverage provided under the Company’s existing policies; provided, however, that the maximum aggregate annual premium for such insurance policies for any such year shall not be in excess of the maximum aggregate annual premium contemplated by the immediately following paragraph.

Further, the Merger Agreement provides that if CardConnect or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, there shall be no breach of the Merger Agreement so long as (i) the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date of the Merger Agreement with CardConnect’s current insurance carrier or with an insurance carrier with the same or better credit rating as CardConnect’s current insurance carrier with respect to D&O Insurance with terms that are no less favorable than the coverage provided under CardConnect’s existing policies as of the date of the Merger Agreement, or (ii) First Data will cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance as of the date of the Merger Agreement with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as CardConnect’s current insurance carrier, on terms that are no less favorable than CardConnect’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that neither First Data nor the Surviving Corporation shall be required to pay an annual premium for such insurance policies in excess of three hundred percent (300%) of the annual premium paid by CardConnect for coverage for its last full fiscal year for such insurance.

Reasonable Best Efforts to Consummate the Transactions; Regulatory Filings

The Merger Agreement provides that each of the parties thereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable law to consummate and make effective the Transactions as promptly as practicable, including using its reasonable best efforts to obtain or make all necessary or appropriate filings required under applicable law and to lift any injunction or other legal bar to the consummation of the Transactions as promptly as practicable after the date of the Merger Agreement.

The Merger Agreement further provides that First Data and CardConnect will as soon as practicable but in any event no later than ten (10) business days after the date of the Merger Agreement file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report forms required for the Transactions and subsequent to any filing made under the Merger Agreement, First Data and CardConnect will provide any supplemental information that may be requested in connection therewith pursuant to the HSR Act, which notification and report forms and supplemental information will comply in all material respects with the requirements of the HSR Act. Each of First Data and CardConnect will promptly furnish to the other (x) all necessary information as the other may reasonably request in connection with the preparation of any filing or submission pursuant to the HSR Act and (y) copies of all substantive written communications (and memoranda setting forth the substance of any oral communication) with any governmental authority in connection with the Transactions; provided, however, in the event of any dispute between First Data and CardConnect regarding the strategy relating to any such proceedings under or relating to the HSR Act or any other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade (“Competition Laws”), First Data shall make the final decision regarding such strategy.

Without limiting the foregoing, the parties to the Merger Agreement agree to (i) give each other reasonable advance notice of all meetings, substantive telephone calls or discussions with any governmental authority in connection with or relating to the HSR Act or any other Competition Laws, (ii) give each other an opportunity to participate in each of such meetings, substantive telephone calls or discussions, (iii) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any governmental authority in connection with or relating to the HSR Act or any other Competition Laws, (iv) if any governmental authority initiates a substantive oral communication in connection with or relating to the HSR Act or any other Competition Laws, promptly notify the other party of the substance of such communication, (v) to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a governmental authority in connection with or relating to the HSR Act or any other Competition Laws and (vi) provide each other with copies of all written communications to or from any governmental authority in connection with or relating to the HSR Act or any other Competition Laws; provided, however, that First Data or CardConnect can redact discussions of the transaction value and reasonably designate applicable materials as for review by the other’s outside counsel only. The parties shall (i) respond as promptly as reasonably practicable and advisable to any inquiries or requests for documentation or information or any request for additional information (a “second request”), under the HSR Act received from a governmental authority and to all other inquiries and requests received from a governmental authority in connection with Competition Law matters, and (ii) use their reasonable best efforts to resolve objections, if any, as may be asserted by any governmental authority with respect to the Transactions under any Competition Laws and to cause the waiting periods, approvals or other requirements under the HSR Act and all other Competition Laws to terminate or expire or be obtained prior to the Termination Date.

Without limiting the generality of the foregoing, in connection with the efforts referenced in the foregoing paragraphs to obtain all necessary consents, approvals, waivers and authorizations of any governmental authority required, or considered by First Data to be advisable to be obtained pursuant to the HSR Act, each party to the Merger Agreement shall: (i) cooperate fully with the other parties, shall execute and deliver such further documents, certificates, agreements and instruments and shall take such other actions as may be reasonably requested by any other party to evidence or reflect the Merger (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings under the Merger Agreement); provided, however, that First Data or CardConnect can redact discussions of the transaction value and reasonably designate applicable materials as for review by the other’s outside counsel only; (ii) use reasonable best efforts to give all notices (if any) required to be made and given by such party to any governmental authority in connection with the Offer, the Merger and the other Transactions; (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver or authorization required to be obtained by such party in connection with the Offer and the Merger or any of the other Transactions; and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer and the Merger. In furtherance of the foregoing, First Data or any of its subsidiaries, shall (x) commit, agree, or submit (or offer to commit, agree, or submit) to any consent decree, hold separate order, sale, divestiture, lease, license, transfer, disposal, lien, other change or restructuring of, or operating restriction with respect to the businesses, properties, product lines, assets, permits, operations, rights, or interest therein of First Data, CardConnect or any of their respective subsidiaries or (y) commit, agree, or submit (or offer to commit, agree, or submit) to any action or agree to any remedies, terms or conditions in connection with its obligations under the Merger Agreement; provided that those actions, remedies, terms or conditions (1) are conditioned on the consummation of the Offer and the Merger and (2) would not have an adverse impact on First Data following the completion of the Transactions that would be material to First Data and its subsidiaries (including CardConnect and its subsidiaries), on a consolidated basis pro forma for the completion of the Transactions. If requested by First Data, CardConnect (on behalf of itself and its subsidiaries, as appropriate) will agree to any action contemplated by the Merger Agreement; provided that any such agreement or action is conditioned on the consummation of the Offer and the Merger. The parties shall use reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege so as to preserve any applicable privilege.

Exchange Delisting; Listing

Prior to the Closing Date, CardConnect shall cooperate with First Data and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Payoff

CardConnect shall, upon the request of First Data, use its commercially reasonable efforts to obtain and deliver to First Data, (a) at least one (1) business day prior to the Closing Date, customary payoff letters with respect to each of its existing credit facilities and (b) prior to the Closing Date, other customary documents relating to the release of the liens securing such credit facilities.

Public Announcements

The Merger Agreement provides that First Data and CardConnect agree that the initial press release to be issued with respect to the Merger Agreement shall be joint and in a form agreed to by the parties and that the parties shall consult with each other prior to issuing any subsequent press release or making any public announcement with respect to the Merger Agreement and the Transactions and shall not issue any such press release or make any such public announcement without the prior written consent of the other party (which shall not be unreasonably withheld, delayed or conditioned), with certain limited exceptions as further described in the Merger Agreement.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the Offer Acceptance Time, the Compensation Committee of the CardConnect Board shall approve, as an “employment compensation, severance or other employee benefit arrangement” within Rule 14d-10(d) promulgated under the Exchange Act (“Rule 14d-10(d)”), each agreement, arrangement or understanding between any of CardConnect and its subsidiaries or any of their affiliates and any of the officers, directors or employees of the Company and its subsidiaries that are effective as of the date of the Merger Agreement, are contemplated by the Merger Agreement, or are entered into after the date of the Merger Agreement and prior to the Effective Time pursuant to which compensations is paid to such officer, director or employee, and shall take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d).

Section 16 Matters

The Merger Agreement provides that, prior to the Effective Time, CardConnect shall be permitted to take such steps as may be reasonably necessary or advisable to cause any dispositions of its equity securities pursuant to the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act (including any person who is deemed to be a “director by deputization” under applicable securities laws) with respect to CardConnect to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Employment and Employee Benefits

Pursuant to the Merger Agreement, First Data has agreed that it or one of its subsidiaries will provide, for a one (1) year period following the Closing Date, each employee of CardConnect or any of its subsidiaries as of the consummation of the Merger (a “Continuing Employee”) with: (i) at least the same annual base salary or wage rate as in effect immediately prior to the Closing Date, (ii) at least the same cash bonus or other short-term cash incentive opportunities (excluding any equity-based incentive opportunities) provided to such Continuing Employee by the Company in respect of the fiscal year in which the Closing Date occurs, (iii) equity-based incentive compensation opportunities on terms no less favorable than those that First Data provides to its similarly situated employees, and (iv) employee benefits that are no less favorable in the aggregate than those employee benefits provided to such Continuing Employee by CardConnect until December 31, 2017 and, for the remainder of such one (1) year period, the same employee benefits as are provided to similarly situated employees of First Data. Further, each Continuing Employee whose employment is terminated without cause during the one (1) year period immediately following the Closing Date will be provided with certain specified severance benefits based on their years of service with CardConnect and First Data.

The Merger Agreement also provides that a Continuing Employee’s periods of employment with the First Data and CardConnect or any of its current or former affiliates, to the extent recognized under any comparable CardConnect employee benefit plan will be taken into account for all purposes, including, as applicable, eligibility for participation, vesting, level of benefits and benefit accrual, of the corresponding employee benefit plan offered by First Data or any of its affiliates to the Continuing Employees, including vacation plans or arrangements, defined contribution, and any severance and welfare plans, except for benefit accruals under any defined benefit pension plans or to the extent such credit would result in duplication of benefits. In addition, the Merger Agreement provides that, First Data will (A) waive any limitation on health insurance coverage of the Continuing Employees and their eligible dependents due to pre-existing conditions under all applicable health care plans of First Data or any of its affiliates to the extent such condition was satisfied or waived under the comparable CardConnect employee benefit plan prior to the Closing Date and (B) credit all Continuing Employees and their eligible dependents with all payments credited against out-of-pocket maximums and deductible payments and co-payments paid by such person, in each case, under the comparable CardConnect employee benefit plan prior to the Closing Date during the plan year in which the Closing Date occurs.

Conditions to the Merger

The Merger Agreement provides that the obligations of the parties to effect the Merger are subject to the satisfaction (or waiver, to the extent permitted by law) of the following conditions precedent on or before the Effective Time: (i) no award, judgment, injunction, ordinance or similar order shall have been issued by any governmental authority which restrains, enjoins or otherwise prohibits the consummation of the Merger (the “Prohibition Condition”); and (ii) Purchaser (or First Data on Purchaser’s behalf) will have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Termination of the Merger Agreement

Rights to Terminate the Merger Agreement

The Merger Agreement provides that the Merger Agreement may be terminated at any time prior to the Closing Date:

•	by mutual written consent of CardConnect and First Data prior to the Offer Acceptance Time;

•	by either CardConnect or First Data, prior to the Offer Acceptance Time, if the Offer Acceptance Time shall not have occurred on or before 11:59 p.m. Eastern Time on the first (1st) business day following the six (6) month anniversary of the date of the Merger Agreement, which date may be extended by either CardConnect or First Data at its sole election for a period of three (3) months, if the Offer Acceptance Time has not occurred on such date and if all conditions to the Offer that are capable of being satisfied prior to Offer Acceptance Time have been satisfied or waived in accordance with the terms of the Merger Agreement other than the Antitrust Condition (such date, as it may be extended pursuant to this paragraph, the “Termination Date”); provided that the party seeking to terminate the Merger Agreement pursuant to this paragraph is not in breach of the Merger Agreement in any manner that shall have been a primary cause of the failure of the Offer Acceptance Time to occur on or before the Termination Date (the “Termination Date Termination Provision”);

•	by either CardConnect or First Data, if any award, judgment, injunction, ordinance or similar order shall have been issued or entered by any governmental authority which permanently restrains, enjoins or prohibits the consummation of the Transactions and the same shall have become final and nonappealable; provided that the party seeking to terminate the Merger Agreement pursuant to this paragraph is not in breach of the Merger Agreement which breach was the primary cause of, or primarily resulted in, the issuance of such award, judgment, injunction, ordinance or similar order (the “Order Termination Provision”);

•	by CardConnect, if, prior to the Offer Acceptance Time, First Data has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of a condition to the Offer or to the consummation of the Merger or prevent or materially delay the ability of CardConnect to consummate the Transactions (including the Offer and the Merger) and (B) is incapable of being cured or, if curable, has not been cured, by First Data prior to the earlier of the (x) Termination Date and (y) thirtieth (30th) business day after its receipt of written notice thereof from CardConnect; provided that CardConnect is not in material breach of any representation, warranty, covenant or other agreement set forth in the Merger Agreement, which breach would give rise to a failure of a condition to the consummation of the Merger;

•	by CardConnect prior to the Offer Acceptance Time, in accordance with, and subject to compliance with the terms and conditions of, the Fiduciary Termination Provision;

•	by CardConnect, (i) if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in the Merger Agreement, (ii) if Purchaser shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in the Merger Agreement or (iii) if Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) within the period specified in the Merger Agreement;

•	by First Data, if, prior to the Offer Acceptance Time, CardConnect has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of a condition to the Offer or to the consummation of the Merger or prevent or materially delay the ability of First Data or Purchaser to consummate the Transactions (including the Offer and the Merger) and (ii) is incapable of being cured or, if curable, has not been cured, by CardConnect prior to the earlier of the (x) Termination Date and (y) thirtieth (30th) business day after its receipt of written notice thereof from First Data; provided that First Data is not in material breach of any representation, warranty, covenant or other agreement set forth in the Merger Agreement, which breach would give rise to a failure of a condition to the consummation of the Merger (the “CardConnect Breach Provision”); or

•	by First Data, if the CardConnect Board shall have made a Change of Recommendation (the “Change of Recommendation Termination Provision”);

Effect of Termination

The Merger Agreement provides that if the Merger Agreement is terminated pursuant to the provisions of the Merger Agreement which are summarized above, the Merger Agreement will forthwith become void and of no further force or effect, without any liability on the part of First Data, Purchaser, CardConnect or any of their respective subsidiaries, except that no such termination will relieve any party thereto of any liability for fraud or willful breach of the Merger Agreement. The Merger Agreement provides that certain provisions of the Merger Agreement, including those relating to the payment of fees and expenses, public announcements, confidentiality of information provided by CardConnect, limitations on assignment, choice of governing law, venue and jurisdiction and waiver of jury trial will survive any such termination of the Merger Agreement.

The Merger Agreement further provides that if the Merger Agreement is validly terminated, Purchaser shall (and First Data shall cause Purchaser to) immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any of the Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of the Merger Agreement, Purchaser shall immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

Termination Fee

The Merger Agreement provides that if the Merger Agreement is terminated (i) by CardConnect pursuant to the Fiduciary Termination Provision or (ii) by First Data pursuant to the Change of Recommendation Termination Provision, then CardConnect shall pay $18,000,000 (the “Company Termination Fee”) to First Data (or its designee), payable by wire transfer of immediately available funds.

The Merger Agreement further provides that if the Merger Agreement is validly terminated by (i) First Data or CardConnect pursuant to the Termination Date Termination Provision and at the time of such termination all conditions to the consummation of the Offer have been satisfied other than (A) the Minimum Condition, the Antitrust Condition or the Prohibition Condition and (B) conditions that by their nature are to be satisfied at the Offer Acceptance Time but that are capable of being satisfied if the Offer Acceptance Time were to occur on the date of such termination or (ii) First Data or CardConnect pursuant to the Order Termination Provision but only if the applicable order relates to an Antitrust Law, then First Data shall pay $35,000,000 (the “Parent Termination Fee”) to CardConnect (or its designee), payable by wire transfer of immediately available funds.

If the Merger Agreement is terminated by either First Data or CardConnect pursuant to the Termination Date Termination Provision or by First Data pursuant to the CardConnect Breach Termination Provision as a result of a willful breach by CardConnect that occurs following the announcement referenced in clause (B) below, and (A) if all conditions to the consummation of the Offer that are capable of being satisfied prior to the Offer Acceptance Time have been satisfied or waived in accordance with the terms of the Merger Agreement (other than the Minimum Condition or any of the conditions relating to certain representations, warranties and covenants of CardConnect), (B) at any time after the date of the Merger Agreement, and prior to such termination (unless publicly withdrawn prior to such termination), any person shall have publicly announced and not publicly withdrawn a bona fide Company Takeover Proposal and (C) within twelve (12) months of such termination, CardConnect or any of its subsidiaries shall have entered into a definitive agreement with respect to a Company Takeover Proposal (regardless of whether consummated), or a Company Takeover Proposal shall have been consummated involving CardConnect or any of its subsidiaries (whether or not involving the same Company Takeover Proposal as that which was announced or otherwise became publicly known prior to such termination), then, in any such event, CardConnect shall pay to First Data (or its designee) the Company Termination Fee. For purposes of this paragraph, all references in the definition of “Company Takeover Proposal” to “25%” shall be deemed references to “50%.”

The Merger Agreement Provides that (i) in no event shall CardConnect be required to pay the Company Termination Fee on more than one (1) occasion and (ii) in no event shall First Data be required to pay the Parent Termination Fee on more than one (1) occasion.

Expenses

The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense, except that First Data will pay all filing fees payable to any governmental authority in connection with any filings made associated with the HSR Act or any other Competition Law.

Amendment of the Merger Agreement

The Merger Agreement provides that, at any time prior to the Effective Time, the Merger Agreement may be amended, modified or supplemented, but only in a writing signed by First Data and CardConnect.

Specific Performance of the Merger Agreement

The Merger Agreement provides that the parties will be entitled to an injunction or injunctions, specific performance and other equitable remedies to prevent and restrain breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without posting a bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity.

Confidentiality Agreement

On November 18, 2016, First Data and CardConnect entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, First Data and CardConnect agreed that, subject to certain exceptions, First Data and its representatives would keep certain competitively sensitive, technical or proprietary information (as defined in greater detail in the Confidentiality Agreement, the “Confidential Information”) strictly confidential and would not (except as required by law, and in any case where possible, giving the disclosing party reasonable notice of the possibility of such disclosure) disclose any Confidential Information in any manner whatsoever, and would not use any Confidential Information other than in connection with evaluating or negotiating a possible transaction between CardConnect and First Data.

The Confidentiality Agreement provides that until the earlier of the consummation of the Merger or November 18, 2018, neither party will employ or solicit for employment any of the current employees or independent contractors of the other party that were first introduced to such party in connection with its consideration of the possible transaction, unless such employment results from general solicitations of employment or if the potential employee contacts the first party on his or her own initiative. It further provides that each party will not assist, provide or arrange financing to or for others to (a) acquire or agree, offer, seek or propose to acquire (i) a material portion of the assets or businesses of the disclosing party or its affiliates or (ii) any equity securities issued by the disclosing party or its affiliates or any rights or options to acquire such ownership; (b) offer, seek or propose any merger, consolidation, business combination, liquidation, dissolution or other extraordinary transaction with or involving the disclosing party or any of its affiliates (other than in connection with the Proposed Transaction); (c) seek or propose to influence or control in any manner the management or policies of the disclosing party or its affiliates or to obtain representation on the board of directors, or solicit any proxies or consents with respect to any equity securities of the disclosing party or its affiliates; (d) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to these matters; or (e) take any action which might force the disclosing party to make a public announcement of the foregoing, provided that the recipient can make such public announcement if there is a public announcement that the disclosing party or its affiliates and any third party have entered into a definitive agreement providing for a transaction that, if consummated, would result in that third party acquiring control of the disclosing party or acquiring substantially all of the assets of the disclosing party. The Confidentiality Agreement terminates November 18, 2018, but each party’s obligation with respect to the Confidential Information survives the termination of the Confidentiality Agreement.

12.	Purpose of the Offer; Plans for CardConnect

Purpose of the Offer

The purpose of the Offer is for First Data, through Purchaser, to acquire control of, and would be the first step in First Data’s acquisition of the entire equity interest in, CardConnect. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter.

The CardConnect Board: (i) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CardConnect and its stockholders; (ii) has declared it advisable to enter into the Merger Agreement; (iii) has unanimously approved the execution, delivery and performance by CardConnect of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) has agreed that the Merger Agreement and the Merger shall be effected under Section 251(h) of the DGCL; and (v) is recommending that the stockholders of CardConnect tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement. If the Offer is consummated, we do not anticipate seeking the approval of CardConnect’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of CardConnect’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for CardConnect

After completion of the Offer and the Merger, CardConnect will be a wholly-owned subsidiary of First Data. In connection with First Data’s consideration of the Offer, First Data has developed a plan, on the basis of available information, for the combination of the business of CardConnect with that of First Data. First Data plans to integrate CardConnect’s business into First Data. First Data will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, First Data and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving CardConnect (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of CardConnect, (iii) any material change in CardConnect’s capitalization or dividend policy or (iv) any other material change in CardConnect’s corporate structure or business.

First Data Offer Letters with Certain Executive Officers

Certain executive officers of CardConnect, including each of Messrs. J. Shanahan, Bernicker, P. Shanahan, Grecco, Mertz, and Nathan, has entered into an offer letter with First Data to be effective as of the Effective Time, which offer letter provides for the executive officer’s continued service with First Data following the Effective Time and modifies his existing employment agreement with CardConnect. Under the offer letters, Mr. J. Shanahan will serve as Executive Vice President and as a member of First Data’s Management Committee, and will report to the Chief Executive Officer of First Data; Mr. Bernicker will serve as Senior Vice President and Chief Financial Officer, CardConnect; Mr. P. Shanahan will serve as Senior Vice President and Chief Operating Officer, CardConnect; Mr. Grecco will serve as Senior Vice President, Partner Sales, CardConnect; Mr. Mertz will serve as Senior Vice President and Chief Sales Officer, CardConnect; and Mr. Nathan will serve Senior Vice President, ISV, CardConnect. All such executive officers (other than Messrs. J. Shanahan and Nathan) will report directly to Mr. J. Shanahan (or his successor); Mr. Nathan will report directly to Mr. Mertz (or his successor).

The offer letters with the executive officers provide for an annual base salary ($500,000, in the case of Mr. J. Shanahan; $400,000 in the case of Messrs. Bernicker, P. Shanahan, and Mertz; and $300,000 in the case of Messrs. Grecco and Nathan); an annual target incentive opportunity ($1.5 million, in the case of Mr. J. Shanahan; $1 million in the case of Mr. Mertz; $960,000 in the case of Messrs. Bernicker and P. Shanahan; and $700,000 in the case of Messrs. Grecco and Nathan), which amount will be payable in a mix of cash and equity awards; an inaugural restricted stock unit award in respect of First Data common stock (having a grant date fair market value equal to $14.5 million, in the case of Mr. J. Shanahan; $4.25 million in the case of Messrs. Bernicker, P. Shanahan, and Mertz; $3,134,614 in the case of Mr. Grecco; and $2,795,599 in the case of Mr. Nathan), which award will vest in four equal installments on each of the first four anniversaries of the closing date, subject to continued employment, and which award will accelerate as to the next vesting tranche upon a qualifying termination prior to the second anniversary of the closing date; and, in the case of Messrs. J. Shanahan and P. Shanahan, a performance-based restricted stock unit award having a grant date fair market value equal to $3.5 million and $1.75 million, respectively, which award will vest based on the achievement of certain specified performance goals for the 2018 and 2019 fiscal years. Under the offer letters, each of the executive officers is also required to purchase shares of First Data common stock having a fair market value equal to 50% of the net after-tax cash proceeds received by him in the Offer and the Merger in respect of his CardConnect Shares and equity awards (or, in the case of Mr. Mertz, an amount equal to $4.25 million).

The offer letters with each of the executive officers also provide that, if the executive officer experiences a qualifying termination during the two-year period following the closing date, the cash portion of the severance to which he is entitled under his employment agreement with CardConnect will equal two times his annual base salary and the pro rata portion of his annual target incentive opportunity set forth in the offer letter. In addition, the offer letter include a one-year (two-year, in the case of Mr. J. Shanahan) post-termination noncompetition and nonsolicitation covenants in favor of First Data.

13.	Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and CardConnect will consummate the Merger as soon as practicable pursuant to Section 251(h). Immediately following the Merger, all of the outstanding shares of CardConnect’s common stock will be held by First Data.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, Shares may no longer meet the requirements for continued listing on NASDAQ if, among other things, CardConnect does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. First Data will seek to cause the listing of Shares on NASDAQ to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of CardConnect to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by CardConnect to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to CardConnect, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of CardConnect and persons holding “restricted securities” of CardConnect to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. We intend to cause the delisting of the Shares from NASDAQ and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of First Data, CardConnect will not declare or pay any dividend or distribution payable in cash, capital stock, property or otherwise (or any combination thereof) with respect to any securities of CardConnect (other than those required to be paid with respect to the Series A Preferred Stock pursuant to the Series A Preferred Stock Certificate of Designation), including CardConnect common stock.

15.	Conditions of the Offer

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the Series A Notice Condition and the conditions below. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer) (the “Payment Rules”), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if, at any scheduled Expiration Date, the Minimum Condition has not been satisfied, the Series A Notice Condition has not been satisfied, or any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall not have expired or been terminated (the “Antitrust Condition”) or (ii) any of the following additional conditions shall not be satisfied or waived by one minute after 11:59 p.m., Eastern Time, on the Expiration Date:

•	(1) The representations and warranties of CardConnect set forth in Sections 4.1(a), 4.1(c)(i), 4.1(c)(iii), 4.2, 4.3(iii) and 4.18 of the Merger Agreement (which relate to corporate organization, capitalization, corporate power and authority, consents and approvals and the opinion of CardConnect’s financial advisor) shall be true and correct as of the date of the Merger Agreement and as of the Offer Acceptance Time as though made as of the Offer Acceptance Time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) in all material respects;

•	The representations and warranties of First Data set forth in Section 4.1(c)(ii) of the Merger Agreement (which relate to capitalization) shall be true and correct as of the date of the Merger Agreement and as of the Offer Acceptance Time as though made as of the Offer Acceptance Time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any failures to be so true and correct that are de minimis;

•	The representations and warranties of CardConnect set forth in the second sentence of Section 4.14 of the Merger Agreement (which relate to absence of changes) shall be true and correct in all respects as of the date of this Agreement at and as of the Offer Acceptance Time as though made as of the Offer Acceptance Time;

•	Other than the representations and warranties described above, each of the representations and warranties of CardConnect contained in the Merger Agreement (without giving effect to any materiality, Company Material Adverse Effect or like qualifications) shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in each case, for such failures to be true and correct as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect;

•	CardConnect shall have duly performed and complied with, in all material respects, the covenants, obligations and agreements contained in the Merger Agreement to be performed and complied with by it at or prior to the Offer Acceptance Time;

•	First Data and Purchaser shall have received a certificate executed on behalf of CardConnect by its Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses “(b)” and “(c)” of Annex I of the Merger Agreement (which are the conditions represented by the foregoing bullets in this subsection) have been duly satisfied;

•	No judgment, injunction, determination, ordinance, consent, ruling, decree or similar enactment shall have been issued or entered by any governmental authority in the United States which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by the Merger Agreement; and

•	This Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of First Data and Purchaser and (except for the Minimum Condition) may be waived by First Data and Purchaser, in whole or in part at any time from time to time, in the sole discretion of First Data and Purchaser. The failure by First Data, Purchaser or any other affiliate of First Data at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by CardConnect with the SEC and other publicly available information concerning CardConnect, we are not aware of any governmental license or regulatory permit that appears to be material to CardConnect’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to CardConnect’s business or that certain parts of CardConnect’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Antitrust Condition. See Section 15 – “Conditions of the Offer.”

Antitrust Compliance

Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”)), certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain notification forms have been submitted to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting periods have expired or been terminated. First Data and CardConnect expect to file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on or prior to June 12, 2017.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 pm, Eastern Time, on the day that is 15 days after First Data and CardConnect file their respective required pre-merger notification and report forms with the FTC and the Antitrust Division. However, the initial waiting period may be terminated prior to such date and time by the FTC, or Purchaser and CardConnect may receive a request (a “Second Request”) for additional information and documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of ten days, which will begin to run on the date on which Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to CardConnect or by CardConnect supplying the requested information, CardConnect is obliged to respond to the request within a reasonable time. If the ten-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, First Data) to divest the Shares, or (iv) to require us or CardConnect to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination or expiration of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 – “Conditions of the Offer.”

First Data and CardConnect believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither First Data nor CardConnect can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 – “Conditions of the Offer.”

State Takeover Laws

CardConnect is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The CardConnect Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

CardConnect conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer.”

17.	Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been completed as of such time. If the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by CardConnect to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and twenty days after the date of mailing of the formal notice of appraisal rights, deliver to CardConnect a written demand for appraisal of Shares held, which demand must reasonably inform CardConnect of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Under Section 262, a demand for appraisal rights must be made by the record holder of Shares. If you do not hold your Shares of record and desire to exercise appraisal rights in connection with the Merger, you will need to arrange for the record holder to make the demand for appraisal rights on your behalf in compliance with Section 262.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses

Purchaser has retained Morrow Sodali to be the Information Agent and Wells Fargo Bank, N.A., to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of First Data or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of First Data or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of First Data, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

First Data and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, CardConnect has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the CardConnect Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning CardConnect” above.

Minglewood Merger Sub Inc.

June 7, 2017

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND FIRST DATA

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. Certain executive officers of Purchaser are also executive officers of First Data and the material occupations, positions, offices or employment for the past five years of each such executive officer is included in the table in Section 2 below as indicated. The business address of Purchaser is 225 Liberty Street, 29th Floor, New York, NY 10281. The telephone number at such office is (800) 735-3362. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Stanley Andersen	Director

Gretchen A. Herron	Director

2.	FIRST DATA

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of First Data are set forth below. Certain executive officers of Purchaser are also executive officers of First Data and the material occupations, positions, offices or employment for the past five years of each such executive officer is included in the table below as indicated. The business address of each such director and executive officer is 225 Liberty Street, 29th Floor, New York, NY 10281. The telephone number at such office is (800) 735-3362. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Frank J. Bisignano Chairman, Chief Executive Officer and Director

Frank J. Bisignano has been Chairman of the First Data Board since March 2014 and Chief Executive Officer and a member of the First Data Board since April 2013. Before joining First Data, Mr. Bisignano was the Co-Chief Operating Officer for JPMorgan Chase & Co. from July 2012 to April 2013, CEO of Mortgage Banking at JPMorgan Chase & Co. from February 2011 until December 2012, and Chief Administrative Officer of JPMorgan Chase & Co. from 2005 until July 2012. From 2002 to 2005, Mr. Bisignano served as the Chief Executive Officer for Citigroup’s Global Transactions Services business and a member of Citigroup’s Management Committee. Mr. Bisignano brings many years of executive experience in the financial industry.

Mr. Bisignano is also the Chief Executive Officer of Purchaser.

Henry R. Kravis Director	Henry R. Kravis has been a member of the First Data Board since September 2009. Mr. Kravis, a pioneer of the private equity industry, co-founded KKR in 1976 and is its Co-Chairman and Co-Chief Executive Officer. He is actively involved in managing KKR and serves on its regional Private Equity Investment and Portfolio Management Committees. In addition to serving on the board of the general partner of KKR, Mr. Kravis currently serves on the board of ICONIQ Capital, LLC.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

He also serves as a director, chairman emeritus or trustee of several cultural, professional and education institutions, including The Business Council, Claremont McKenna College, Columbia Business School, Mount Sinai Hospital, Partnership for New York City, Partnership Fund for New York City, Sponsors for Educational Opportunity, Rockefeller University, and Tsinghua University School of Economics and Management. He earned a B.A. from Claremont McKenna College in 1967 and a M.B.A. from the Columbia Business School in 1969. Mr. Kravis has more than four decades of experience financing, analyzing, and investing in public and private companies, as well as serving on the boards of a number of KKR portfolio companies in the past. Mr. Kravis provides significant experience and expertise in private equity investments, including his involvement in KKR’s diverse investments.

Heidi G. Miller Director

Heidi G. Miller has been a member of the First Data Board since April 2014. Prior to retiring in 2012, Ms. Miller had been president of JPMorgan International, a division of JPMorgan Chase & Co., since June 2010. She served as Executive Vice President, Chief Executive Officer – Treasury and Securities Services of JPMorgan Chase & Co. from January 2004 to June 2010. From 2002 to 2004, Ms. Miller served as Executive Vice President and Chief Financial Officer of Bank One Corporation. Previously, she had been Chief Financial Officer of Citigroup Inc. She is a director of General Mills Inc. and HSBC Holdings plc. and Chairman of HSBC North America Holdings Inc. (HNAH), a wholly-owned subsidiary of HSBC Holdings, and previously served as a director of Progressive Casualty Insurance Company. Ms. Miller graduated from Princeton University with a bachelor’s degree in history and completed her doctorate in Latin American History at Yale University.

Ms. Miller brings executive experience in the financial services industry and her service as a director of a publicly held company.

James E. Nevels Director	James E. Nevels has been a member of the First Data Board since November 2014. Mr. Nevels is Chairman of The Swarthmore Group, an investment advisory firm that he founded in 1991. He is also Lead Independent Director of The Hershey Company, Lead Independent Director of WestRock Company, and director of Alcoa Corporation. In 2004, Mr. Nevels was appointed by the President of the United States to a three-year term on the advisory committee to the Pension Benefit Guaranty Corporation, where he served as Chairman from 2005 to 2007. In 2001, he was appointed by the Governor of Pennsylvania as Chairman of the Philadelphia School Reform Commission overseeing the turnaround of the Philadelphia School System, at that time the ninth-largest school district in the United States. Mr. Nevels was a member of the board of directors of the Federal Reserve Bank of Philadelphia from January 2010 until December 2015, and served as its Deputy Chairman from January 2012 until his appointment as Chairman in January 2014. Mr. Nevels was formerly a director of Tasty Baking Company from May 2005 to May 2011. He holds a bachelor’s degree, cum laude and Phi Beta Kappa, in political science and philosophy from Bucknell University, a

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Masters of Business Administration degree from the Wharton School of the University of Pennsylvania and a Juris Doctor degree from the University of Pennsylvania Law School. Mr. Nevels provides expertise in the securities and investment industry with decades of experience in finance, law and corporate governance.

Scott C. Nuttall Director

Scott C. Nuttall has been a member of the First Data Board since September 2007 and is a Member of KKR. Mr. Nuttall joined KKR in 1996 and is head of KKR’s Global Capital and Asset Management Group, which includes Credit, Hedge Funds, KKR Capital Markets and KKR’s Client and Partner Group. He has played a significant role in several of KKR’s private equity investments. Before joining KKR, he was with the Blackstone Group where he was involved in numerous merchant banking and merger and acquisition transactions. He received a B.S., summa cum laude, from the University of Pennsylvania. Mr. Nuttall brings a broad perspective through his involvement in KKR’s diverse investments and his extensive knowledge of First Data’s business and capital structure, stemming from his involvement with First Data since its 2007 acquisition by KKR.

Tagar C. Olson Director

Tagar C. Olson has been a member of the First Data Board since September 2007. Mr. Olson joined KKR in 2002 and is a Member and Head of KKR’s Financial Services industry team and on the Investment Committee within KKR’s Americas Private Equity platform. Mr. Olson is on the board of directors of Alliant Insurance Services, PURE, Sedgwick, and WMIH Corp. He has been involved in many of KKR’s investments in the financial services sector, including Latitude Financial, Legg Mason, Nephila, and Santander Consumer USA. Before joining KKR, Mr. Olson was with Evercore Partners Inc., where he was involved in a number of private equity transactions and mergers and acquisitions. He holds a B.S. and B.A.S., summa cum laude, from the University of Pennsylvania. Mr. Olson is a member of the Board of Overseers at NYU Langone Medical Center. Mr. Olson provides expertise in the financial services industry and extensive knowledge of First Data’s business and capital structure through his involvement with First Data since its 2007 acquisition by KKR.

Joseph J. Plumeri Director	Joseph J. Plumeri has been a member of the First Data Board and a Senior Advisor of KKR since August 2013 and the First Data Vice Chairman since May 2014. Mr. Plumeri was also First Data’s Head of Client Delivery, Innovation and Marketing from June 2014 until June 2015. Before joining First Data, Mr. Plumeri was Chief Executive Officer of Willis Group Holdings plc from October 2000 to January 2013 and Chairman of its board of directors from 2001 to July 2013. Before joining the Willis Group, Mr. Plumeri spent 32 years as an executive with Citigroup Inc. and its predecessors, where his responsibilities included overseeing the 450 North American retail branches of Citigroup’s Citibank unit. Before that, Mr. Plumeri served as Chairman and Chief Executive Officer of Citigroup’s Primerica Financial Services from 1995 to 1999. In 1994, Mr. Plumeri was appointed Vice Chairman of Citigroup’s predecessor, Travelers Group Inc. In 1993, Mr. Plumeri

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

became the President of a predecessor of Citigroup’s Salomon Smith Barney unit after overseeing the merger of Smith Barney and Shearson and serving as the President and Managing Partner of Shearson since 1990. He also serves on the boards of the National Center on Addiction and Substance Abuse; Mount Sinai Medical Center; the Intrepid Sea, Air & Space Museum; the Jackie Robinson Foundation and the Churchill Centre and Museum at the Cabinet War Rooms in London. Mr. Plumeri brings many years of experience as chief executive officer and chairman of the board of a publicly held company.

Barbara A. Yastine Director

Barbara A. Yastine has been a member of the First Data Board since September 2016. She served as a director and Co-Chief Executive Officer of Lebenthal Holdings, LLC from September 2015 to June 2016. Ms. Yastine previously served as Chair, President, and Chief Executive Officer of Ally Bank from March 2012 to September 2015, and as Chief Administrative Officer of Ally Financial, overseeing the risk, compliance, legal and technology areas, and Chair of Ally Bank, from May 2010 to March 2012. Prior to joining Ally Financial, she served as a Principal of Southgate Alternative Investments, a start-up diversified alternative asset manager, beginning in June 2007. She served as Chief Financial Officer for investment bank Credit Suisse First Boston from October 2002 to August 2004. From 1987 through 2002, Ms. Yastine worked at Citigroup and its predecessor companies. Ms. Yastine also is a member of the Board of Directors of Primerica, Inc. She received a B.A. in Journalism and an M.B.A. from New York University. Ms. Yastine brings expertise in general management, risk and asset management, finance and strategic planning from her experience serving in senior management positions in the investment banking and capital markets industries.

Cynthia A. Armine-Klein Executive Vice-President, Chief Control Officer

Cynthia A. Armine-Klein has been First Data’s Executive Vice President, Chief Control Officer since May 2014. Before joining First Data, Ms. Armine-Klein was Executive Vice President and Chief Compliance Officer for JPMorgan Chase & Co. from July 2012 to May 2014. Before joining JPMorgan Chase & Co., she spent 31 years at Citigroup and its predecessor firms and was Citigroup’s Global Chief Compliance Officer from 2008 until 2012.

Ms. Armine-Klein is also Executive Vice-President, Chief Control Officer of Purchaser.

Matthew Cagwin Senior Vice President, Corporate Controller, and Chief Accounting Officer

Matthew Cagwin has been First Data’s Senior Vice President, Corporate Controller, and Chief Accounting Officer since January 2015. Mr. Cagwin previously had served as First Data’s Vice President, Financial Reporting, Policies and Sarbanes Oxley beginning in February 2014. Before joining FDC, Mr. Cagwin served as Vice President, Financial Services and Strategic Finance Initiative at Coca-Cola Enterprises from 2010 to 2014 and was Assistant Controller at Coca-Cola Enterprises from 2009 to 2010.

Mr. Cagwin is also Senior Vice President, Corporate Controller & Chief Accounting Officer of Purchaser.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Daniel J. Charron Executive Vice President, Head of Global Business Solutions

Daniel J. Charron has been First Data’s Executive Vice President, Head of Global Business Solutions since February 2015. Before joining First Data, Mr. Charron spent 14 years with Chase Paymentech, the global payment processing business of JPMorgan Chase & Co., most recently as its President from May 2013 until December 2014. From March 2013 to May 2013, Mr. Charron was acting head of Chase Paymentech and before that he served as Executive Vice President, Head of Client Services from November 2008 until March 2013.

Mr. Charon is also Executive Vice President, Head of Global Business Solutions of Purchaser.

Guy Chiarello President

Guy Chiarello has been First Data’s President since July 2013. Before joining First Data, Mr. Chiarello was the Chief Information Officer of JPMorgan Chase & Co. for the prior five and a half years and served in various technology roles for Morgan Stanley for 23 years before that.

Mr. Chiarello is also President of Purchaser.

Ivo M. Distelbrink Executive Vice President, Head of Asia Pacific Region

Ivo M. Distelbrink joined First Data in August 2016 as Executive Vice President, Head of Asia Pacific (APAC) Region. Before joining First Data, Mr. Distelbrink was the Managing Director – Region Head, Asia-Pacific & Japan for global transaction services for Bank of America Merrill Lynch from 2010 until July 2016. Previously, Mr. Distelbrink served in a number of roles for CitiBank N.A., most recently as Managing Director – Region Head, Asia Pacific & Japan, Treasury & Trade Solutions, Global Transaction Services.

Mr. Ivo M. Distelbrink is also Executive Vice President, Head of Asia Pacific Region of Purchaser.

Christopher Foskett Executive Vice President, Head of Corporate and Business Development

Christopher Foskett joined First Data in May 2014 as Head of Global, Strategic & National Accounts and has been First Data’s Executive Vice President, Head of Corporate and Business Development since June 2015. Before joining First Data, Mr. Foskett served as the Managing Director, Head of North American Treasury Services and Global Head of Sales for Treasury Services at JPMorgan Chase Bank from 2011 to April 2014. He was Managing Director, Global Head of Financial Institutions at National Australia Bank from 2009 to 2011. Previously, Mr. Foskett was a Managing Director in Citigroup’s Corporate & Investment Bank leading several global businesses from 1991 to 2008. He was previously employed in the merger department at Goldman Sachs & Co. and had Merrill Lynch & Co. He has been a member of the Board of Directors of Verisk Analytics, Inc. since 1999, where he serves on the Finance Committee, the Compensation Committee, and as Chairman of the Audit Committee.

Mr. Foskett is also Executive Vice President, Head of Corporate and Business Development.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Andrew Gelb Executive Vice President, Head of Global Financial Solutions

Andrew Gelb has been First Data’s Executive Vice President, Head of Global Financial Solutions since February 2016. He joined First Data in November 2014 as Executive Vice President and Head of Financial Services and was First Data’s Executive Vice President, Co-Head of Global Financial Solutions between June 2015 and February 2016. Previously, Mr. Gelb spent 17 years at Citigroup Inc. and was Managing Director and Head of North America Treasury and Trade Solutions business from June 2012 until July 2014. Previously, Mr. Gelb was Head of Securities & Fund Services for EMEA (Europe, Middle East & Africa) of Citigroup Inc. from June 2008 until June 2012.

Mr. Gelb is also Executive Vice President, Head of Global Financial Solutions of Purchaser.

Thomas Higgins Executive Vice President, Chief Administrative Officer

Thomas Higgins joined First Data in December 2013 and has been First Data’s Executive Vice President, Chief Administrative Officer since May 2014. Before joining First Data, he was the head of Operational Control at JPMorgan Chase & Co. from January 2011 until December 2013. In 2010, Mr. Higgins retired after a 24-year career with the U.S. Government. He worked in the national security and foreign policy areas and was a member of the Senior Executive Service.

Mr. Higgins is also Executive Vice President, Chief Administrative Officer of Purchaser.

Christine E. Larsen Executive Vice President, Chief Operations Officer

Christine E. Larsen joined First Data as Executive Vice President, Chief Operations Officer in June 2013. Prior to joining First Data, she was Executive Vice President of JPMorgan Chase & Co. since January 2012 responsible for firm-wide process improvement and enterprise program management, with a focus on control and integration efforts. From 2006 to January 2012, she was responsible for various senior operations and technology roles at JPMorgan Chase & Co.

Mr. Larsen is also Executive Vice President, Chief Operations Officer of Purchaser.

Gustavo Carlos Marin Executive Vice President, Head of Latin America Region

Gustavo Marin joined First Data as Executive Vice President, Head of Latin America Region since February 2015. Before joining First Data, Mr. Marin spent 32 years with Citibank, most recently as Senior Advisor from July 2012 until July 2013. He was CEO of Citibank Argentina, Brazil, Paraguay and Uruguay from 2001 until 2012 and Country and Business Manager of Citibank Peru from 1996 to 1998. Mr. Marin served on the Conselho de Desenvolvimento Economico e Social, the advisory body of the Presidency of the Republic, and as a member of the Board of Directors of the Brazilian Federation of Banks. He also served on the Advisory Board of the Brazilian Futures Exchange and as a member of the International Advisory Board of Thomson Reuters.

Mr. Marin is also Executive Vice President, Head of Latin America Region of Purchaser.

Citizenship: Brazil, Uruguay

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Anthony S. Marino Executive Vice President, Head of Human Resources

Anthony S. Marino joined First Data in March 2015 as Executive Vice President, Head of Human Resources. Before joining First Data, Mr. Marino was Executive Vice President and Chief Human Resources Officer for The Guardian Life Insurance Company from September 2014 until February 2015. Previously, he was Chief Human Resources Officer and General Manager at Bank of Tokyo-Mitsubishi UFJ from January 2011 until September 2014. From September 2007 until December 2010, Mr. Marino was Chief Human Resources Officer at Ally Financial.

Mr. Marino is also Executive Vice President, Head of Human Resources of Purchaser.

Barry C. McCarthy Executive Vice President, Network & Security Solutions

Barry C. McCarthy has been First Data’s Executive Vice President, Network & Security Solutions since June 2015. Previously, Mr. McCarthy was Executive Vice President, Head of Consumer and Network Solutions from November 2014 until June 2015 and president of First Data’s U.S. Financial Services segment from February 2013 until October 2014. Mr. McCarthy joined First Data in 2004 and has served in various roles of increasing responsibility including head of the merchant product organization, new technologies and general manager of First Data’s Asia-Pacific merchant business. Before joining First Data, he co-founded MagnaCash, a Silicon Valley-based micropayments company, and held various executive roles at VeriSign, Wells Fargo Bank, and Procter & Gamble.

Mr. McCarthy is also Executive Vice President, Network & Security Solutions of Purchaser.

Michael K. Neborak Executive Vice President, Head of EMEA Region

Michael K. Neborak has been First Data’s Executive Vice President, Head of EMEA Region since January 2016. He joined First Data in July 2014 as Executive Vice President, Director of Finance. Previously, Mr. Neborak was Group Chief Financial Officer of Willis Group Holdings plc from July 2010 to June 2014. Mr. Neborak also served as Chief Financial Officer of MSCI Inc. from 2006 to 2010. Earlier in his career, from 1982 to 2006, Mr. Neborak served in roles of increasing responsibility within business units of Citigroup and its predecessor companies. He began his career with Arthur Andersen & Co.

Mr. Neborak is also an Executive Vice President of Purchaser.

Himanshu A. Patel Executive Vice President, Chief Financial Officer

Himanshu A. Patel has been First Data’s Executive Vice President, Chief Financial Officer since September 2015. Mr. Patel previously was Executive Vice President, Strategy, Planning and Business Development and served in that role since joining First Data in June 2013. Before joining First Data, he served in various roles at JPMorgan Chase & Co. since 1997, including as a Managing Director from 2011 to 2013 leading strategy for the mortgage banking division and as a Senior Equity Analyst from 2001 to 2011.

Mr. Patel is also Executive Vice President, Chief Financial Officer of Purchaser.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Adam L. Rosman Executive Vice President, General Counsel and Secretary

Adam L. Rosman has been First Data’s Executive Vice President, General Counsel and Secretary since October 2014. Before joining First Data, Mr. Rosman served as Group General Counsel of Willis Group Holdings plc from May 2012 until September 2014. He joined Willis Group in 2009, serving as Deputy Group General Counsel until May 2012. Previously, Mr. Rosman was Senior Vice President and Associate General Counsel at Cablevision Systems Corporation in Bethpage, New York, and before that he was a partner at the Washington D.C.-based law firm of Zuckerman Spaeder LLP. Between 1997 and 2003, Mr. Rosman was an Assistant United States Attorney in Washington, D.C. He also worked in 2000 and 2001 as Deputy Assistant to the President and Deputy Staff Secretary for President Clinton.

Mr. Rosman is also Executive Vice President, General Counsel and Secretary of Purchaser.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

If delivering by mail:	If delivering by hand, express mail, courier or any other expedited service:
By 5:00 p.m. Eastern Time on Expiration Date Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, Minnesota 55164-0858	By 5:00 p.m. Eastern Time on Expiration Date Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, Minnesota 55120

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms Call: (203) 658-9400

Shareholders Call Toll Free: (800) 662-5200

E-mail: tenderinfo@morrowsodali.com